SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Half Yearly Report 2011 - Part 2 - EEV

European Embedded Value (EEV) basis results

Operating profit based on longer-term investment returnsi

Results analysis by business area

		Half year	Half year	Full year
	Note	2011	2010 vi	2010 vi
		£m	£m	£m
Asian operations
New business:
Excluding Japan	2	465	396	902
Japanv		-	(1)	(1)
Total		465	395	901
Business in force	3	309	241	549
Long-term business		774	636	1,450
Asset management		43	36	72
Development expenses		(2)	(3)	(4)
Total		815	669	1,518
US operations
New business	2	458	361	761
Business in force	3	373	306	697
Long-term business		831	667	1,458
Broker-dealer and asset management		17	15	22
Total		848	682	1,480
UK operations
New business	2	146	135	365
Business in force	3	391	314	571
Long-term business		537	449	936
General insurance commission		21	23	46
Total UK insurance operations		558	472	982
M&G		199	143	284
Total		757	615	1,266
Other income and expenditure
Investment return and other income		5	5	30
Interest payable on core structural borrowings		(140)	(129)	(257)
Corporate expenditure		(116)	(113)	(220)
Charge for share-based payments for Prudential schemes		(2)	(3)	(3)
Charge for expected asset management marginii		(28)	(22)	(44)
Total		(281)	(262)	(494)
RPI to CPI inflation measure change on defined benefit pension schemesiii		45	-	-
Solvency II implementation costsiv		(28)	(22)	(46)
Restructuring costsiv		(9)	(5)	(28)
Operating profit based on longer-term investment returnsi		2,147	1,677	3,696
Analysed as profits (losses) from:
New business:
Excluding Japan	2	1,069	892	2,028
Japanv		-	(1)	(1)
Total		1,069	891	2,027
Business in force	3	1,073	861	1,817
Long-term business		2,142	1,752	3,844
Asset management		259	194	378
Other results		(254)	(269)	(526)
Total		2,147	1,677	3,696

Notes

i     EEV basis operating profit based on longer-term investment returns excludes the recurrent items of short-term fluctuations in investment returns, the mark to market value movements on core borrowings, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, and the effect of changes in economic assumptions.  In addition, for half year and full year 2010, operating profit excludes costs associated with the terminated AIA transaction and for full year 2010, the gain arising upon the dilution of the Group's holding in PruHealth.  The amounts for these items are included in total EEV profit attributable to shareholders. The Company believes that operating profit, as adjusted for these items, better reflects underlying performance. Profit before tax and basic earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout these results.

ii    The value of future profits or losses from asset management and service companies that support the Group's covered businesses are included in the profits for new business and the in-force value of the Group's long-term business. The results of the Group's asset management operations include the profits from management of internal and external funds. For EEV basis reporting, Group shareholders' other income is adjusted to deduct the expected margins for the period on management of covered business. The deduction is on a basis consistent with that used for projecting the results for covered business. Group operating profit accordingly includes the variance between actual and expected profit in respect of covered business.

iii   During the first half of 2011 the Group altered its inflation measure basis for future statutory increases to pension payments for certain tranches of its UK defined benefit pension schemes. This reflects the UK Government's decision to replace the basis of indexation from RPI with CPI. This resulted in a credit to operating profit for half year 2011 on an IFRS basis of £42 million and an additional £3 million recognised on the EEV basis.

iv   Restructuring costs comprise the charge of £(8) million recognised on an IFRS basis and an additional £(1) million recognised on the EEV basis for the shareholders' share of restructuring costs incurred by the PAC with-profits fund. Solvency II implementation costs comprise the charge of £(27) million recognised on an IFRS basis and an additional £(1) million recognised on the EEV basis.

v    New business profits for the Group's Japanese insurance subsidiary, which ceased writing new business with effect from 15 February 2010, have been presented separately from those of the remainder of the Group.

vi The comparative results have been prepared using previously reported average exchange rates for the period.

Summarised consolidated income statement
		Half year	Half year	Full year
	Note	2011	2010	2010
		£m	£m	£m
Operating profit based on longer-term investment returns
Asian operations		815	669	1,518
US operations		848	682	1,480
UK operations:
UK insurance operations		558	472	982
M&G		199	143	284
		757	615	1,266

Other income and expenditure		(281)	(262)	(494)
RPI to CPI inflation measure change on defined benefit pension schemes		45	-	-
Solvency II implementation costs		(28)	(22)	(46)
Restructuring costs		(9)	(5)	(28)
Operating profit based on longer-term investment returns		2,147	1,677	3,696
Short-term fluctuations in investment returns	5	(111)	(227)	(30)
Mark to market value movements on core borrowings	9	(74)	(42)	(164)
Shareholders' share of actuarial and other gains and losses on defined benefit
pension schemes		(8)	(25)	(11)
Effect of changes in economic assumptions	6	(111)	(52)	(10)
Costs of terminated AIA transaction	4	-	(377)	(377)
Gain on dilution of holding in PruHealth	13	-	-	3
Profit before tax (including actual investment returns)		1,843	954	3,107
Tax attributable to shareholders' profit	11	(572)	(140)	(530)
Profit for the period*		1,271	814	2,577

Attributable to:
Equity holders of the Company		1,269	812	2,573
Non-controlling interests		2	2	4
Profit for the period		1,271	814	2,577

Earnings per share (in pence)
		Half year	Half year	Full year
	Note	2011	2010	2010

From operating profit based on longer-term investment returns, after related tax and non-controlling interests of £1,559 million
(half year 2010: £1,210 million; full year 2010: £2,700 million**)	12	61.5p	48.0p	106.9p
Based on profit after tax and non-controlling interests* of £1,269 million
(half year 2010: £812 million; full year 2010: £2,573 million)	12	50.1p	32.2p	101.9p
* All profit is from continuing operations
** Operating earnings per share for full year 2010 has been determined after excluding an exceptional tax credit of £158 million which primarily related to the impact of a settlement agreed with the UK tax authorities - see note 11

Dividends per share (in pence)
		Half year	Half year	Full year
		2011	2010	2010
Dividends relating to reporting period:
Interim dividend (2011 and 2010)		7.95p	6.61p	6.61p
Final dividend (2010)		-	-	17.24p
Total		7.95p	6.61p	23.85p
Dividends declared and paid in reporting period:
Current year interim dividend		-	-	6.61p
Final/second interim for prior year		17.24p	13.56p	13.56p
Total		17.24p	13.56p	20.17p
Movement in shareholders' equity (excluding non-controlling interests)
		Half year	Half year	Full year
	Note	2011	2010	2010
		£m	£m	£m
Profit for the period attributable to equity shareholders		1,269	812	2,573
Items taken directly to equity:
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the period		(96)	806	659
Related tax		(5)	(8)	34
Dividends		(439)	(344)	(511)
New share capital subscribed (including shares issued in lieu of cash dividends)		15	39	75
Reserve movements in respect of share-based payments		25	15	37
Treasury shares:
Movement in own shares in respect of share-based payment plans		(10)	8	(4)
Movement in Prudential plc shares purchased by unit trusts
consolidated under IFRS		2	4	3
Mark to market value movements on Jackson assets backing surplus and
required capital (gross movement)		39	103	105
Related tax		(14)	(36)	(37)
Net increase in shareholders' equity	10	786	1,399	2,934
Shareholders' equity at beginning of period (excluding non-controlling interests)	7,10	18,207	15,273	15,273
Shareholders' equity at end of period (excluding non-controlling interests)	7,10	18,993	16,672	18,207

		30 Jun 2011 £m			30 Jun 2010 £m			31 Dec 2010 £m
Comprising:	Note	Long-term business operations	Asset manage-ment and other operations	Total	Long-term business operations	Asset manage-ment and other operations	Total	Long-term business operations	Asset manage-ment and other operations	Total
Asian operations:
Net assets of operation		7,825	212	8,037	6,736	180	6,916	7,445	197	7,642
Acquired goodwill		239	61	300	235	61	296	236	61	297
	7	8,064	273	8,337	6,971	241	7,212	7,681	258	7,939
US operations:
Net assets of operation		4,821	108	4,929	4,984	111	5,095	4,799	106	4,905
Acquired goodwill		-	16	16	-	16	16	-	16	16
	7	4,821	124	4,945	4,984	127	5,111	4,799	122	4,921
UK insurance operations:
Net assets of operation		6,200	48	6,248	5,442	17	5,459	5,970	33	6,003
M&G:
Net assets of operation		-	310	310	-	190	190	-	254	254
Acquired goodwill		-	1,153	1,153	-	1,153	1,153	-	1,153	1,153
		-	1,463	1,463	-	1,343	1,343	-	1,407	1,407
	7	6,200	1,511	7,711	5,442	1,360	6,802	5,970	1,440	7,410
Other operations:
Holding company net
borrowings at market value	9	-	(2,364)	(2,364)	-	(2,343)	(2,343)	-	(2,212)	(2,212)
Other net assets (liabilities)		-	364	364	-	(110)	(110)	-	149	149
	7	-	(2,000)	(2,000)	-	(2,453)	(2,453)	-	(2,063)	(2,063)
Shareholders' equity at end of
period (excluding non-
controlling interests)	7	19,085	(92)	18,993	17,397	(725)	16,672	18,450	(243)	18,207
Representing:
Net assets		18,846	(1,322)	17,524	17,162	(1,955)	15,207	18,214	(1,473)	16,741
Acquired goodwill		239	1,230	1,469	235	1,230	1,465	236	1,230	1,466
		19,085	(92)	18,993	17,397	(725)	16,672	18,450	(243)	18,207

Net asset value per share (in pence)	30 Jun	30 Jun	31 Dec
	2011	2010	2010
Based on EEV basis shareholders' equity of £18,993 million
(half year 2010: £16,672million; full year 2010: £18,207 million)	745 p	657 p	715 p
Number of issued shares at period end (millions)	2,548	2,539	2,546
Annualised return on embedded value*	17%	16%	18%
* Annualised return an embedded value is based on EEV operating profit after related tax and non-controlling interests as a percentage of opening EEV basis shareholders' equity. Half year profits are annualised by multiplying by two.

Summary statement of financial position
		30 Jun	30 Jun	31 Dec
	Note	2011	2010	2010
		£m	£m	£m
Total assets less liabilities, before deduction for insurance funds		239,471	214,771	231,667
Less insurance funds:*
Policyholder liabilities (net of reinsurers' share) and unallocated
surplus of with-profits funds		(230,970)	(207,610)	(223,636)
Less shareholders' accrued interest in the long-term business		10,492	9,511	10,176
		(220,478)	(198,099)	(213,460)
Total net assets	7,10	18,993	16,672	18,207

Share capital		127	127	127
Share premium		1,871	1,856	1,856
IFRS basis shareholders' reserves		6,503	5,178	6,048
Total IFRS basis shareholders' equity	7	8,501	7,161	8,031
Additional EEV basis retained profit	7	10,492	9,511	10,176
Shareholders' equity (excluding non-controlling interests)	7,10	18,993	16,672	18,207

*	Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.

Notes on the EEV basis results

1  Basis of preparation, methodology and accounting presentation

The EEV basis results have been prepared in accordance with the EEV Principles issued by the European Insurance CFO Forum in May 2004. Where appropriate, the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS).
      The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles.
The EEV basis results for 2011 and 2010 half years are unaudited. The 2010 full year results have been derived from the EEV basis results supplement to the Company's statutory accounts for 2010. The supplement included an unqualified audit report from the auditors.

a  Covered business
The EEV results for the Group are prepared for 'covered business', as defined by the EEV Principles. Covered business represents the Group's long-term insurance business for which the value of new and in-force contracts is attributable to shareholders. The EEV basis results for the Group's covered business are then combined with the IFRS basis results of the Group's other operations.
      The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition of long-term insurance business for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management.
      With two principal exceptions, covered business comprises the Group's long-term business operations. The principal exceptions are for the closed Scottish Amicable Insurance Fund (SAIF) and for the presentational treatment of the financial position of the Group's principal defined benefit pension scheme, the Prudential Staff Pension Scheme (PSPS). A small amount of UK group pensions business is also not modelled for EEV reporting purposes.
      SAIF is a ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund, established by a Court approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund.
      The PSPS deficit funding liability attaching to the shareholder-backed business is included in the total for Other operations, reflecting the fact that the deficit funding is being paid for by the parent company, Prudential plc. The changes in financial position of the Scottish Amicable and M&G pension schemes are reflected in the EEV results for UK insurance operations and Other operations respectively.

b  Methodology
i  Embedded value
Overview
The embedded value is the present value of the shareholders' interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders' interest in the Group's long-term business comprises:

• present value of future shareholder cash flows from in-force covered business (value of in-force business), less deductions for:
- the cost of locked-in required capital;
- the time value of cost of options and guarantees
• locked-in required capital; and
• shareholders' net worth in excess of required capital (free surplus).

The value of future new business is excluded from the embedded value.
      Notwithstanding the basis of presentation of results (as explained in note 1c(iv)) no smoothing of market or account balance values, unrealised gains or investment return is applied in determining the embedded value or profit before tax. Separately, the analysis of profit is delineated between operating profit based on longer-term investment returns and other constituent items, as explained in note 1c(i).

Valuation of in-force and new business

The embedded value results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, expenses, persistency and mortality. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

Best estimate assumptions
Best estimate assumptions are used for the cash flow projections, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain.
     Assumptions required in the calculation of the value of options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

Principal economic assumptions
For the Group's UK and US operations, the EEV basis results for all periods shown have been determined using economic assumptions where the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on government bonds (the 'active' basis).

For Asian operations, the half year 2011 and full year 2010 EEV basis results have been determined on the 'active' basis of assumption setting. For half year 2010 the EEV basis results for Japan, Korea and US dollar denominated business written in Hong Kong were determined on the 'active' basis. For other Asian countries the investment return assumptions and risk discount rates for half year 2010 were based on an assessment of longer-term economic conditions (the 'passive' basis).  The altered approach with effect from full year 2010 to determine the EEV basis results for all Asian territories on an active basis of economic assumption setting is in line with the Group's other operations, and reflects the fact that markets in a number of Asian countries are becoming increasingly developed.

The effect of the change in full year 2010 to move to an 'active' basis is as follows:

Effect on:	Full Year 2010 £m
Pre-tax operating profits from:
New business (note 2)	5
Business in-force (note 3)	(58)
Total	(53)
Short-term fluctuations in investment returns and changes in economic assumptions	16
Total profit before tax	(37)
Shareholders' funds as at 31 December 2010	(39)

For all periods, for all the Group's operations, expected returns on equity and property asset classes are derived by adding a risk premium, based on the long-term view of Prudential's economists to the risk free rate.

The total profit that emerges over the lifetime of an individual contract as calculated using the embedded value basis is the same as that calculated under the IFRS basis. Since the embedded value basis reflects discounted future cash flows, under this methodology the profit emergence is advanced thus more closely aligning the timing of the recognition of profits with the efforts and risks of current management actions, particularly with regard to business sold during the period.

New Business
The contribution from new business represents profits determined by applying operating assumptions as at the end of the period.
      In determining the new business contribution for UK immediate annuity business, which is interest rate sensitive, it is appropriate to use assumptions reflecting point of sale market conditions, consistent with how the business is priced. For other business within the Group, end of period economic assumptions are used.

Valuation movements on investments
With the exception of debt securities held by Jackson, investment gains and losses during the period (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the period and shareholders' equity as they arise.
      The results for any covered business conceptually reflects the aggregate of the IFRS results and the movements on the additional shareholders' interest recognised on the EEV basis. Thus the start point for the calculation of the EEV results for Jackson, as for other businesses, reflects the market value movements recognised on the IFRS basis.
      However, in determining the movements on the additional shareholders' interest, the basis for calculating the Jackson EEV result acknowledges that for debt securities backing liabilities the aggregate EEV results reflect the fact that the value of in-force business instead incorporates the discounted value of future spread earnings. This value is not affected generally by short-term market movements on securities that are broadly speaking held for the longer-term.
      Fixed income securities backing the free surplus and required capital for Jackson are accounted for at fair value. However, consistent with the treatment applied under IFRS for Jackson securities classified as available-for-sale, movements in unrealised appreciation on these securities are accounted for in equity rather than in the income statement, as shown in the movement in shareholders' equity.

Cost of capital
A charge is deducted from the embedded value for the cost of capital supporting the Group's long-term business. This capital is referred to as required capital. The cost is the difference between the nominal value of the capital and the discounted value of the projected releases of this capital allowing for investment earnings (net of tax) on the capital.
      The annual result is affected by the movement in this cost from year-to-year which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.
      Where required capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of required capital.

Financial options and guarantees
Nature of options and guarantees in Prudential's long-term business
Asian operations
Subject to local market circumstances and regulatory requirements, the guarantee features described below in respect of UK business broadly apply to similar types of participating contracts principally written in the PAC Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.
      There are also various non-participating long-term products with guarantees.  The principal guarantees are those for whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequently with market conditions. Such contracts are written in the Korean life operations.

US operations (Jackson)
The principal options and guarantees in Jackson are associated with the fixed annuity and Variable Annuity (VA) lines of business.
      Fixed annuities provide that, at Jackson's discretion, it may reset the interest rate credited to policyholders' accounts, subject to a guaranteed minimum. The guaranteed minimum return varies from 1.0 per cent to 5.5 per cent (half year and full year 2010: 1.5 per cent to 5.5 per cent), depending on the particular product, jurisdiction where issued, and date of issue. At half year 2011, 85 per cent (half year and full year 2010: 83 per cent) of the account values on fixed annuities relates to policies with guarantees of 3 per cent or less. The average guarantee rate is 2.9 per cent for all periods throughout these results.
      Fixed annuities also present a risk that policyholders will exercise their option to surrender their contracts in periods of rapidly rising interest rates, possibly requiring Jackson to liquidate assets at an inopportune time.
      Jackson issues VA contracts where it contractually guarantees to the contract holder either: a) return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the specified contract anniversary. These guarantees include benefits that are payable at specified dates during the accumulation period (Guaranteed Minimum Withdrawal Benefit (GMWB)), as death benefits (Guaranteed Minimum Death Benefits (GMDB)) or as income benefits (Guaranteed Minimum Income Benefits (GMIB)). Jackson reinsures and hedges these risks using equity options and futures contracts.  These guarantees generally protect the policyholder's value in the event of poor equity market performance.
      Jackson also issues fixed index annuities that enable policyholders to obtain a portion of an equity-linked return while providing a guaranteed minimum return. The guaranteed minimum returns would be of a similar nature to those described above for fixed annuities.

UK insurance operations
The only significant financial options and guarantees in the UK insurance operations arise in the with-profits fund and SAIF.
      With-profits products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses: annual and final. Annual bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration. The with-profits fund held a provision on the Pillar I Peak 2 basis of £26 million at 30 June 2011 (30 June 2010: £31 million; 31 December 2010: £24 million) to honour guarantees on a small amount of guaranteed annuity option products.
      Beyond the generic features and the provisions held in respect of guaranteed annuities described above, there are very few explicit options or guarantees of the with-profits fund such as minimum investment returns, surrender values, or annuity values at retirement and any granted have generally been at very low levels.
      The Group's main exposure to guaranteed annuity options in the UK is through SAIF and a provision on the Pillar I Peak 2 basis of £327 million (half year 2010: £321 million; full year 2010: £336 million) was held in SAIF at 30 June 2011 to honour the guarantees.  As SAIF is a separate sub-fund of the Prudential Assurance Company long-term fund which is attributable to policyholders of the fund, the movement in the provision has no direct impact on shareholders.

Time value
The value of financial options and guarantees comprises two parts. One is given by a deterministic valuation on best estimate assumptions (the intrinsic value). The other part arises from the variability of economic outcomes in the future (the time value).
      Where appropriate, a full stochastic valuation has been undertaken to determine the time value of the financial options and guarantees.

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with an allowance for correlation between the various asset classes. Details of the key characteristics of each model are given in note 16.

ii  Level of required capital
In adopting the EEV Principles, Prudential has based required capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements. Economic capital is assessed using internal models but, when applying the EEV Principles, Prudential does not take credit for the significant diversification benefits that exist within the Group. For with-profits business written in a segregated life fund, as is the case in Asia and the UK, the capital available in the fund is sufficient to meet the required capital requirements. For shareholder-backed business the following capital requirements apply:

• Asian operations: the level of required capital has been set at the higher of local statutory requirements and the economic capital requirement;

•     US operations: the level of required capital has been set to an amount at least equal to 235 per cent of the risk-based capital required by the National Association of Insurance Commissioners (NAIC) at the Company Action
Level (CAL); and

•     UK insurance operations: the capital requirements are set at the higher of Pillar I and Pillar II requirements for shareholder-backed business of UK insurance operations as a whole, which for half year 2011 and 2010 was Pillar I.

iii  Allowance for risk and risk discount rates
Overview
Under the EEV Principles, discount rates used to determine the present value of future cash flows are set equal to risk-free rates plus a risk margin. The risk margin should reflect any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. Prudential has selected a granular approach to better reflect differences in market risk inherent in each product group. The risk discount rate so derived does not reflect an overall Group market beta but instead reflects the expected volatility associated with the cash flows for each product category in the embedded value model.
      Since financial options and guarantees are explicitly valued under the EEV methodology, discount rates under EEV are set excluding the effect of these product features.
      The risk margin represents the aggregate of the allowance for market risk, additional allowance for credit risk where appropriate, and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable. The majority of non-market and non-credit risks are considered to be diversifiable.

Market risk allowance
The allowance for market risk represents the beta multiplied by an equity risk premium. Except for UK shareholder-backed annuity business (as explained below) such an approach has been used for all of the Group's businesses.
      The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. These are determined by considering how the profits from each product are affected by changes in expected returns on various asset classes. By converting this into a relative rate of return it is possible to derive a product specific beta.
      Product level betas are calculated each period. They are combined with the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.

Additional credit risk allowance
The Group's methodology is to allow appropriately for credit risk. The allowance for credit risk is to cover:

•     expected long-term defaults;
•     credit risk premium (to reflect the volatility in default levels); and
•     short-term downgrades and defaults.

These allowances are initially reflected in determining best-estimate returns and through the market risk allowance described above. However, for those businesses which are largely backed by holdings of debt securities these allowances in the projected returns and market risk allowances may not be sufficient and an additional allowance may be appropriate.
      The practical application of the allowance for credit risk varies depending upon the type of business as described below.

Asian operations
For Asian operations, the allowance for credit risk incorporated in the projected rates of return and the market risk allowance are sufficient. Accordingly no additional allowance for credit risk is required.

US business
For Jackson business, the allowance for long-term defaults is reflected in the risk margin reserve charge which is deducted in determining the projected spread margin between the earned rate on the investments and the policyholder crediting rate.
      The risk discount rate incorporates an additional allowance for credit risk premium and short-term defaults.  In determining this allowance a number of factors have been considered. These factors, in particular, include:
a
How much of the credit spread on debt securities represents an increased credit risk not reflected in the Risk Margin Reserve (RMR) long-term default assumptions, and how much is liquidity premium. In assessing this effect consideration has been given to a number of approaches to estimating the liquidity premium by considering recent statistical data, and

b
Policyholder benefits for Jackson fixed annuity business are not fixed. It is possible in adverse economic scenarios to pass on a component of credit losses to policyholders (subject to guarantee features) through lower crediting rates. Consequently, it is only necessary to allow for the balance of the credit risk in the risk discount rate.

After taking these and other more detailed factors into account and, based on market conditions from 2009 to half year 2011, the risk discount rate for general account business includes an additional allowance of 150 basis points for credit risk. For VA business, the additional allowance increase has been set at 20 per cent (equivalent to 30 basis points) of the increase for non-VA business to reflect the fact that a proportion of the VA business is allocated to holdings of general account debt securities.  The additional allowance to be applied in future reporting periods will be altered, as necessary, for future credit conditions and as the business in force alters over time.
      The level of allowance differs from that for UK annuity business for investment portfolio differences and to take account of the management actions available in adverse economic scenarios to reduce crediting rates to policyholders, subject to guarantee features of the products.

UK business
a  Shareholder-backed annuity business
For Prudential's UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows.
      In the annuity MCEV calculations, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on Prudential's assessment of the expected return on the assets backing the annuity liabilities after allowing for expected long-term defaults, credit risk premium and short-term downgrades and defaults. For the purposes of presentation in the EEV results, the results on this basis are reconfigured. Under this approach the projected earned rate of return on the debt securities held is determined after allowing for expected long-term defaults and, where necessary, an additional allowance for an element of short-term downgrades and defaults to bring the allowance in the earned rate up to best estimate levels. The allowances for credit risk premium and the remaining element of short-term downgrade and default allowances are incorporated into the risk margin included in the discount rate.

b  With-profit fund PAL annuity business
For UK annuity business written by PAL the basis for determining the aggregate allowance for credit risk is consistent with that applied for UK shareholder-backed annuity business and includes provision for short-term defaults and credit risk premium. The allowance for credit risk in PAL is taken into account in determining the projected cash flows to the with-profits fund, which are in turn discounted at the risk discount rate applicable to all of the projected cash flows of the fund.

c  With-profit fund holdings of debt securities
The UK with-profits fund holds debt securities as part of its investment portfolio backing policyholder liabilities and unallocated surplus. The assumed earned rate for with-profit holdings of corporate bonds is defined as the risk-free rate plus an assessment of the long-term spread over gilts, net of expected long-term defaults. This approach is similar to that applied for equities and properties for which the projected earned rate is defined as the risk-free rate plus a long-term risk premium.

Allowance for non-diversifiable non-market risks
Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been applied.
      A base level allowance of 50 basis points is applied to cover the non-diversifiable non-market risks associated with the Group's businesses.  For the Group's US business and UK business for other than shareholder-backed annuity, no additional allowance is necessary.  For UK shareholder-backed annuity business, an additional allowance of 50 basis points is used to reflect the longevity risk which is of particular relevance.  For the Group's Asian operations in China, India, Indonesia, Philippines, Taiwan, Thailand and Vietnam, additional allowances are applied for emerging market risk ranging from 100 to 250 basis points.

iv  Management actions
In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to investment allocation decisions, levels of reversionary and terminal bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions.
      In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits fund, the actions assumed are consistent with those set out in the Principles and Practices of Financial Management.

v  With-profits business and the treatment of the estate
The proportion of surplus allocated to shareholders from the PAC with-profits fund has been based on the present level of 10 per cent. The value attributed to the shareholders' interest in the estate is derived by increasing final bonus rates (and related shareholder transfers) so as to exhaust the estate over the lifetime of the in-force with-profits business. In those few extreme scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. Similar principles apply, where appropriate, for other with-profit funds of the Group's Asian operations.

vi  Pension costs
The Group operates three defined benefit schemes in the UK. The largest scheme is the Prudential Staff Pension Scheme (PSPS). The other two, smaller schemes are the Scottish Amicable and M&G schemes.
      Under IFRS the surpluses or deficits attaching to these schemes are accounted for in accordance with the provisions of IAS 19 that apply the principles of IFRIC 14, providing guidance on assessing the limit in IAS 19 on the amount of surplus in a defined benefit pension scheme that can be recognised as an asset.
      Under the EEV basis the IAS 19 basis surpluses (to the extent not restricted under IFRIC 14) or deficits are initially allocated in the same manner. The shareholders' 10 per cent interest in the PAC with-profits fund estate is determined after inclusion of the portion of the IAS 19 basis surpluses or deficits attributable to the fund. Adjustments under EEV in respect of accounting for surpluses or deficits on the Scottish Amicable Pension Scheme are reflected as part of UK operations and for other defined benefit schemes the adjustments are reflected as part of 'Other operations', as shown in note 7.
      Separately, the projected cash flows of in-force covered business include the cost of contributions to the defined benefit schemes for future service based on the contribution basis applying to the schemes at the time of the preparation of the results.

vii  Debt capital
Core structural debt liabilities are carried at market value. As the liabilities are generally held to maturity or for the long-term, no deferred tax asset or liability has been established on the difference, compared to the IFRS carrying value. Accordingly, no deferred tax credit or charge is recorded in the results for the reporting period in respect of the mark to market value adjustment.

viii  Foreign currency translation
Foreign currency profits and losses have been translated at average exchange rates for the period. Foreign currency assets and liabilities have been translated at period-end rates of exchange. The purpose of translating the profits and losses at average exchange rates, notwithstanding the fact that EEV profit represents the incremental value added on a discounted cash flow basis, is to maintain consistency with the methodology applied for IFRS basis reporting.

c  Accounting presentation
i  Analysis of profit before tax
To the extent applicable, presentation of the EEV profit for the period is consistent with the basis that the Group applies for analysis of IFRS basis profits before shareholder taxes between operating and non-operating results. Operating results reflect the underlying results including longer-term investment returns and, except as explained in note 1c(iv) below, the unwind of discount on the value of in-force business.  Operating results include the impact of routine changes of estimates relating to non-economic assumptions.
      Non-operating results comprise the recurrent items of short-term fluctuations in investment returns, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, the mark to market value movements on core borrowings and the effect of changes in economic assumptions.
      In addition, for half year and full year 2010 the Company incurred costs associated with the terminated AIA transaction and also for full year 2010 the Group's holding in PruHealth was diluted.  The effect of both of these items has been shown separately from operating profits based on longer-term investment returns.

ii  Operating profit
For the investment element of the assets covering the net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rate of return. These expected returns are calculated by reference to the asset mix of the portfolio. For the purpose of calculating the longer-term investment return to be included in the operating result of the PAC with-profits fund of UK operations, where assets backing the liabilities and unallocated surplus are subject to market volatility, asset values at the beginning of the reporting period are adjusted to remove the effects of short-term market movements as explained in note 1c (iv) below.
      For the purpose of determining the long-term returns for debt securities of US operations for fixed annuity and other general account business, a risk margin charge is included which reflects the expected long-term rate of default based on the credit quality of the portfolio. For Jackson, interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds and for equity-related investments, a long-term rate of return is assumed, which reflects the aggregation of end of period risk-free rates and equity risk premium. For US variable annuity separate account business, operating profit includes the unwind of discount on the opening value of in force adjusted to reflect end of period projected rates of return with the excess or deficit of the actual return recognised within non-operating profit, together with the related hedging activity.

For UK annuity business, rebalancing of the asset portfolio backing the liabilities to policyholders may from time to time take place to align it more closely with the internal benchmark of credit quality that management applies. Such rebalancing will result in a change in the projected yield on the asset portfolio and the allowance for default risk. The net effect of these changes is reflected in the result for the period. In general, the effect is booked in operating results.

iii  Effect of changes in operating assumptions
Operating profits include the effect of changes to operating assumptions on the value of in-force at the end of the period. For presentational purposes, the effect of change is delineated to show the effect on the opening value of in-force with the experience variance being determined by reference to the end of period assumptions.

iv  Unwind of discount and other expected returns
The unwind of discount and other expected returns is determined by reference to the value of in-force business, required capital and surplus assets at the start of the period as adjusted for the effect of changes in economic and operating assumptions reflected in the current period.
      For UK insurance operations the amount included within operating results based on longer-term investment returns represents the unwind of discount on the value of in-force business at the beginning of the period (adjusted for the effect of current period assumption changes), the unwind of discount on additional value representing the shareholders' share of smoothed surplus assets retained within the PAC with-profits fund (as explained in note 1b(v) above), and the expected return on shareholders' assets held in other UK long-term business operations. Surplus assets retained within the PAC with-profits fund are smoothed for this purpose to remove the effects of short-term investment volatility from operating results. In the summary statement of financial position and for total profit reporting, asset values and investment returns are not smoothed.

v  Pension costs
Profit before tax
Movements on the shareholders' share of surpluses (to the extent not restricted by IFRIC 14) and deficits of the Group's defined benefit pension schemes adjusted for contributions paid in the period are recorded within the income statement. Consistent with the basis of distribution of bonuses and the treatment of the estate described in note 1b(iv) and (v), the shareholders' share incorporates 10 per cent of the proportion of the financial position attributable to the PAC with-profits fund. The financial position is determined by applying the requirements of IAS 19.

Actuarial and other gains and losses
For pension schemes in which the IAS 19 position reflects the difference between the assets and liabilities of the scheme, actuarial and other gains and losses comprise:

• the difference between actual and expected return on the scheme assets;
• experience gains and losses on scheme liabilities;
• the impact of altered economic and other assumptions on the discounted value of scheme liabilities; and
• for pension schemes where the IAS 19 position reflects a deficit funding obligation, actuarial and other gains and losses includes the movement in estimates of deficit funding requirements.

These items are recorded in the income statement but, consistent with the IFRS basis of presentation, are excluded from operating results based on longer-term investment returns.

vi Effect of changes in economic assumptions
Movements in the value of in-force business at the beginning of the period caused by changes in economic assumptions, net of the related change in the time value of cost of option and guarantees, are recorded in non-operating results.

vii Taxation
The profit for the period for covered business is in most cases calculated initially at the post-tax level. The post-tax profit for covered business is then grossed up for presentation purposes at the rates of tax applicable to the countries and periods concerned. In the UK the rate applied for half year 2011 is 26 per cent (half year 2010: 28 per cent; full year 2010: 27 per cent).  For Jackson, the US federal tax rate of 35 per cent is applied to gross up movements on the value of in-force business.  The overall tax rate includes the impact of tax effects determined on a local regulatory basis.  For Asia, similar principles apply subject to the availability of taxable profits. Tax payments and receipts included in the projected cash flows to determine the value of in force business are calculated using rates that have been substantively enacted by the end of the reporting period.  Possible future changes of rate are not anticipated.

viii Inter-company arrangements
The EEV results for covered business incorporate the effect of the reinsurance arrangement of non-profit immediate pension annuity liabilities of SAIF (which is not covered business) to PRIL. In addition, the analysis of free surplus and value of in-force business takes account of the impact of contingent loan arrangements between Group companies.

ix Foreign exchange rates
Foreign currency results have been translated as discussed in note 1b(viii), for which the principal exchange rates are as follows:

Local currency: £	Closing rate at 30 Jun 2011	Average for the 6 months to 30 Jun 2011	Closing rate at 30 Jun 2010	Average for the 6 months to 30 Jun 2010	Closing rate at 31 Dec 2010	Average for 2010
China	10.38	10.57	10.15	10.41	10.32	10.46
Hong Kong	12.49	12.58	11.65	11.85	12.17	12.01
India	71.77	72.74	69.49	69.83	70.01	70.66
Indonesia	13,767.54	14,133.01	13,562.15	14,007.05	14,106.51	14,033.41
Korea	1,714.06	1,780.29	1,828.18	1,760.68	1,776.86	1,786.23
Malaysia	4.85	4.90	4.84	5.04	4.83	4.97
Singapore	1.97	2.03	2.09	2.13	2.01	2.11
Taiwan	46.11	47.00	48.07	48.61	45.65	48.65
Vietnam	33,048.21	33,110.56	28,545.59	28,806.01	30,526.26	29,587.63
US	1.61	1.62	1.50	1.53	1.57	1.55

2 Analysis of new business contributionnote iv

	Period ended 30 Jun 2011
			Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	Pre-tax new business contribution	New business margin
	New business premiums					note i

	Single	Regular	note i	note i	notes ii, iii	(APE)	(PVNBP)
	£m	£m	£m	£m	£m	%	%
Asian operations	744	668	743	3,939	465	63	11.8
US operations	6,615	10	672	6,689	458	68	6.8
UK insurance operations	2,520	157	409	3,264	146	36	4.5
Total	9,879	835	1,824	13,892	1,069	59	7.7

	Period ended 30 Jun 2010
	New business premiums		Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	Pre-tax new business contribution	New business margin note i

	Single	Regular	note i	note i	notes ii, iii	(APE)	(PVNBP)
	£m	£m	£m	£m	£m	%	%
Asian operationsnote v	430	670	713	3,316	396	56	11.9
US operations	5,493	11	560	5,569	361	64	6.5
UK insurance operations	2,438	138	382	3,081	135	35	4.4
Total	8,361	819	1,655	11,966	892	54	7.5

	Year ended 31 Dec 2010
	New business premiums		Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	Pre-tax new business contribution	New business margin note i

	Single	Regular	note i	note i	notes ii, iii	(APE)	(PVNBP)
	£m	£m	£m	£m	£m	%	%
Asian operationsnotes v and vi	1,104	1,391	1,501	7,493	902	60	12.0
US operations	11,417	22	1,164	11,572	761	65	6.6
UK insurance operationsnote vii	5,656	254	820	6,842	365	45	5.3
Total	18,177	1,667	3,485	25,907	2,028	58	7.8

	New business margin (APE %)
	Half year	Half year	Full year
	2011	2010	2010
Asian operations:note v
China	40	44	47
Hong Kong	72	72	74
India	21	20	20
Indonesia	76	71	75
Korea	41	45	31
Taiwan	26	19	13
Other	73	74	79
Weighted average for all Asian operations	63	56	60

Notes
i
New business margins are shown on two bases, namely the margins by reference to Annual Premium Equivalents (APE) and the Present Value of New Business Premiums (PVNBP) and are calculated as the ratio of the value of new business profit to APE and PVNBP. APE are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. PVNBP are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

ii
In determining the EEV basis value of new business written in the period the policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

iii
New business contributions represent profits determined by applying operating assumptions as at the end of the period. In general, the use of point of sale or end of period economic assumptions is not significant in determining the new business contribution for different types of business and across financial reporting periods. However, to obtain proper measurement of the new business contribution for business which is interest rate sensitive, it is appropriate to use assumptions reflecting point of sale market conditions, consistent with how the business was priced. In practice, the only area within the Group where this has a material effect is for UK shareholder-backed annuity business. For other business within the Group end of period economic assumptions are used.

iv	The amounts shown in the tables are translated at average exchange rates for the period.

v	The tables for half year and full year 2010 exclude new business sales and contributions for Japanese insurance operations in which the Company ceased selling new business from 15 February 2010.

vi
The new business contribution in full year 2010 of £902 million for Asian operations includes a benefit of around £5 million arising from the application of the 'active' basis of economic assumption setting rather than the previously applied basis of an assessment of longer-term economic conditions, as described in note 1b.

vii	The new business margin for UK operations for full year 2010 of 45 per cent reflects the signing of a bulk annuity buy-in insurance agreement with an APE of £88 million.

3 Operating profit from business in force

Group Summary

	Period ended 30 Jun 2011 £m
	Asian operations	US operations	UK operations
	note i	note ii	note iii	Total
Unwind of discount and other expected returns	333	203	289	825
Effect of change in operating assumptions	(18)	14	-	(4)
Experience variances and other items	(6)	156	102	252
Total	309	373	391	1,073

	Period ended 30 Jun 2010 £m
	Asian operations	US operations	UK operations
	note i	note ii	note iii	Total
Unwind of discount and other expected returns	300	181	292	773
Effect of change in operating assumptions	(14)	3	-	(11)
Experience variances and other items	(45)	122	22	99
Total	241	306	314	861

	Year ended 31 Dec 2010 £m
	Asian operations	US operations	UK operations
	note i	note ii	note iii	Total
Unwind of discount and other expected returns	573	369	550	1,492
Effect of change in operating assumptions	(23)	3	(3)	(23)
Experience variances and other items	(1)	325	24	348
Total	549	697	571	1,817

Notes

Analysis by business unit
i	Asian operations

	Half year	Half year	Full year
	2011	2010	2010
	£m	£m	£m
Unwind of discount and other expected returnsa	333	300	573
Effect of change in operating assumptions:
Mortality and morbidityb	-	(2)	89
Expensec	-	10	(62)
Persistencyd	-	(8)	(75)
Other	(18)	(14)	25
	(18)	(14)	(23)
Experience variance and other items:
Mortality and morbiditye	26	28	45
Expensef	(29)	(31)	(39)
Persistencyg	(10)	(41)	(48)
Other h	7	(1)	41
	(6)	(45)	(1)
Total Asian operationsi	309	241	549

     Notes
a
The increase in unwind of discount and other expected returns from £300 million for half year 2010 to £333 million for half year 2011 mainly arises from the growth in the opening value of the in-force book offset by the effect of moving from the "passive" basis to an "active" basis for setting economic assumptions across all of the Asian life operations.

b
The credit of £89 million in full year 2010 for mortality and morbidity assumption changes mainly arises in Indonesia of £72 million comprising £36 million for relaxation of morbidity assumptions and £36 million to reflect recent experience in relation to protection benefits provided by unit-linked policies.

c
The charge of £(62) million in full year 2010 for expense assumption changes includes a charge in Korea of £(40) million, to reflect higher policy maintenance costs and a charge of £(16) million in Malaysia relating to altered maintenance expense assumptions. The credit of £10 million in half year 2010 primarily arises in Vietnam of £9 million.

d
The charge of £(75) million for full year 2010 for the effect of changes in persistency assumptions mainly arises in Indonesia (£(33) million), Malaysia (£(26) million) and India (£(24) million) partly offset by a credit in Hong Kong (£16 million). The charge in Indonesia of £(33) million primarily relates to Shariah and single premium policies for which lower renewal rates have been experienced. The charge in Malaysia of £(26) million reflects altered premium holiday and other lapse assumptions and the charge in India of £(24) million represents changes in the paid-up assumption on linked business. The charge of £(8) million in half year 2010 arises in India for changes in the paid-up assumption on linked business.

e
The favourable effect of £26 million in half year 2011 (full year 2010: £45 million) for mortality and morbidity experience variances reflects better than expected experience, most significantly in Hong Kong, Singapore and Malaysia.  Also included for half year 2011 is a positive mortality and morbidity experience variance in Indonesia reflecting better than expected experience.  The favourable effect of £28 million for half year 2010 relating to mortality and morbidity experience variances reflects better than expected experience across the territories.

f
The negative expense experience variance of £(29) million in half year 2011 (half year 2010: £(31) million; full year 2010: £(39) million) includes a charge of £(15) million (half year 2010: £(12) million; full year 2010: £(18) million) for expense overruns for operations which are at a relatively early stage of development, for which actual expenses are in excess of those factored into the product pricing. Also included is £(5) million arising in Taiwan reflecting over-runs whilst the business rebuilds scale following the sale of the Agency business (half year 2010: £(5)million; full year 2010: £(9)million). Also included for half year 2010 is a charge of £(9) million in Korea which reflects the lower level of sales in the period.

g
The negative persistency experience variance of £(10) million in half year 2011 mainly arises in Malaysia of £(11) million reflecting higher partial withdrawals on unit-linked business.  The negative persistency experience variance of £(48) million in full year 2010 mainly arises in India of £(27) million relating to paid-ups and surrenders on unit-linked business and in Malaysia of £(26) million for partial withdrawals on unit-linked business as customers sought to monetise a proportion of their funds following two years of exceptional returns. The negative persistency experience variance of £(41) million in half year 2010 principally arises in India of £(12) million, primarily relating to paid-ups and surrenders on unit-linked business and in Indonesia with an impact of £(11) million, which in part reflects first year lapse experience. Also included in half year 2010 is a charge of £(8) million in Malaysia, reflecting higher partial withdrawal for unit-linked business as a result of the significant rise in the local equity market and a charge of £(6) million in Korea.

h
The credit of £41 million in full year 2010 for other experience and other items includes a credit of £24 million arising in Indonesia for the impact of additional riders being added to in-force policies during the year, funded from the policyholder unit linked account balances.

i
The in-force operating profit for full year 2010 of £549 million reflects the effect of setting economic assumptions on an 'active' basis rather than the previously applied 'passive' basis as described in note 1(b), the impact of which was to lower in-force operating profits in full year 2010 by £58 million, principally for altered unwind of discount.  The half year 2010 results are as previously published which were prepared on the passive basis of economic assumption setting.

ii	US operations

	Half year	Half year	Full year
	2011	2010	2010
	£m	£m	£m
Unwind of discount and other expected returnsa	203	181	369
Effect of changes in operating assumptions:
Mortalityb	(36)	10	10
Persistencyc	29	4	4
Variable Annuity (VA) feesd	24	27	27
Othere	(3)	(38)	(38)
	14	3	3
Experience variances and other items:
Spread experience variancef	81	61	158
Amortisation of interest-related realised gains and lossesg	43	47	82
Otherh	32	14	85
	156	122	325
Total US operations	373	306	697

     Notes
a
The increase in unwind of discount and other expected returns from £181 million for half year 2010 to £203 million for half year 2011 mainly arises from the growth in the in-force book between 1 January 2010 and 1 January 2011.

b
The charge of £(36) million for half year 2011 for updated mortality assumptions primarily arises on variable annuity business to reflect  recent experience. The credit of £10 million for half year and full year 2010 represents a credit of £29 million for business other than variable annuity, reflecting recent experience, partially offset by a negative effect on variable annuity business of £(19) million for a change in the modelling of mortality rates.

c
The credit of £29 million for the effect of changes in persistency assumptions in half year 2011 arises on variable annuity business of a credit of £15 million and £14 million on other business. The credit of £15 million for VA business represents a credit of £32 million to reflect a decrease in lapse rates for selected product and policy duration combinations, partially offset by a charge of £(17) million to increase partial withdrawal rates in line with experience. The credit of £14 million for other business reflects updated persistency assumptions for life and fixed annuity business.

d
The effect of the change of assumption for VA fees represents the capitalised value of the change in the projected level of policyholder advisory fees, which vary according to the size and mix of VA funds. The credit of £24 million for half year 2011 (half year and full year 2010: £27 million) reflects an increase in the projected level of fees paid by policyholders, according to the current fund size and mix.

e
The charge of £(38) million for other operating assumption changes in half year and full year 2010 includes the net effect of a number of items including a charge of £(19) million for the altered projection of life reserves run-off.

f
The spread assumption for Jackson is determined on a longer-term basis, net of provision for defaults. The spread experience variance in half year 2011 of £81 million (half year 2010: £61 million, full year 2010: £158 million) includes the positive effect of the transactions undertaken in 2010 to more closely match the overall asset and liability duration.

g
 The amortisation of interest-related gains and losses reflects the same treatment applied to the supplementary analysis of IFRS profit. When bonds that are neither impaired nor deteriorating are sold and reinvested there will be a consequent change in the investment yield. The realised gain or loss is amortised into the result over the period when the bonds would have otherwise matured to better reflect the long-term returns included in operating profits.

h
The credit of £32 million in half year 2011 represents a credit of £12 million for favourable persistency experience, mainly arising on annuity business, a credit of £7 million for favourable expense experience and £13 million for other items. The credit of £14 million in half year 2010 for other experience variances and other items primarily relates to favourable expense, mortality and persistency variances. Other experience variances of £85 million for full year 2010 represents positive experience variances for expenses of £32 million, primarily representing favourable experience variance relating to marketing expenses; persistency experience variance of £23 million, mainly arising from favourable experience on annuity and institutional business; positive mortality experience variance of £21 million, primarily relating to life products and £9 million for other items.

iii UK insurance operations

	Half year	Half year	Full year
	2011	2010	2010
	£m	£m	£m
Unwind of discount and other expected returns	289	292	550
Effect of change in UK corporate tax ratea	46	-	41
Effect of changes in operating assumptions:
Updated mortality assumptions, net of release of marginsb	-	-	(40)
Expensec	-	-	37
			(3)
Other itemsd	56	22	(17)
Total UK insurance operations	391	314	571

          Notes

a
In half year 2011 a change to reduce the UK corporate tax rate to 26 per cent with effect from 1 April 2011 was substantively enacted. This reduction in tax rate supersedes the reduction in corporate tax rate which was enacted in 2010 to reduce the tax rate from 28 per cent to 27 per cent with effect from 1 April 2011. The effect of the change in tax rate of £46 million in half year 2011 represents the pre-tax benefit of the reduction in tax rate from 27 per cent to 26 per cent, arising from the increase in the present value of the post-tax projected cash flows, grossed up for notional tax, attaching to the in-force business.  The effect of the change in tax rate of £41 million for full year 2010 represents the pre-tax benefit of the anticipated reduction in the tax rate from 28 per cent to 27 per cent, which was enacted at that date.

b
In full year 2010 the Continuous Mortality Investigation (CMI) model and Core Projection parameters were reviewed and a custom parameterisation of the CMI model was made where some aspects of the pattern of convergence from current rates of improvements to long-term rates of improvement have been altered. The assumption change shown above for full year 2010 of a charge of £(40) million represents the effect of the implementation of the custom parameterisation on the opening value of in-force business at 1 January 2010, offset by the effects of other mortality assumption changes and the release of margins on the base mortality assumptions.

c	The credit of £37 million in full year 2010 for changes in operating expense assumptions relates to renewal expense assumptions on shareholder backed annuity business.

d
Other items of £56 million for half year 2011 includes £28 million for the effects of annuity portfolio rebalancing.  The credit of £22 million for half year 2010 mainly relates to changes in the proportion married assumption used within the valuation of immediate annuity business.

4 Costs of terminated AIA transaction in 2010

The following costs were incurred in the first six months of 2010 in relation to the proposed, and subsequently terminated transaction, to purchase AIA Group Limited and related rights issue.

Half year and Full year
2010
£m
AIG termination break fee	153
Underwriting fees	58
Costs associated with foreign exchange hedging	100
Adviser fees and other	66
Total costs before tax	377
Associated tax relief	(93)
Total costs after tax	284

5 Short-term fluctuations in investment returns

Short-term fluctuations in investment returns, net of the related change in the time value of cost of options and guarantees, arise as follows:

	Half year	Half year	Full year
	2011	2010	2010
	£m	£m	£m
Insurance operations:
Asianote i	(63)	(21)	287
USnote ii	(91)	(140)	(678)
UKnote iii	15	(78)	336
Other operations:
Othernote iv	28	12	25
Total	(111)	(227)	(30)

Notes
i	Asian operations

      For half year 2011 short term fluctuations in investment returns of £(63) million primarily reflect the unrealised losses on bonds and equities in Vietnam of £(27) million, and unfavourable equity performance in India (£(26) million) and Singapore (£(20) million), partially offset by an unrealised gain of £26 million on the Group's 8.66 per cent stake in China Life Insurance Company of Taiwan, which at 30 June 2011 was valued at £122 million.

For half year 2010 short term fluctuations in investment returns of £(21) million primarily reflect the deterioration in equity markets, particularly in Hong Kong of £(31) million and Singapore of £(42) million, partly offset by the impact of positive bond returns, mainly arising in Vietnam of £14 million.

For full year 2010 short-term fluctuations in investment returns of £287 million primarily reflect the favourable performance in equity markets across the territories, primarily arising in Indonesia (£55 million), Hong Kong (£51 million), Taiwan (£40 million), Malaysia (£37 million) and Singapore (£16 million). Also included for full year 2010 is an unrealised gain of £30 million on the Group's 8.66 per cent stake in China Life Insurance Company of Taiwan, which at 31 December 2010 was valued at £100 million.

ii	US operations
	The short term fluctuations in investment returns for US operations comprise the following items:
		Half year	Half year	Full year
		2011	2010	2010
		£m	£m	£m
	Actual realised losses less default assumption and amortisation of interest-related
	gains and losses for fixed income securities and related swap transactionsa	7	(175)	(351)
	Investment return related (loss) gain due primarily to changed expectation of profits on
	in-force variable annuity business in future periods based on current period equity returns, net of related hedging activity for equity, related products b	(121)	30	(332)
	Actual less long-term return on equity based investments and other items	23	5	5
	Total Jackson	(91)	(140)	(678)

Notes
a
For half year and full year 2010 the charges relating to fixed income securities of £(175) million and £(351) million respectively primarily represent the excess of credit-related losses in the period on the US statutory basis over the amortisation of interest-related gains and longer-term default assumption included within operating profit, together with the impact of de-risking activities within the portfolio.

b
This item arises due to the market returns, net of related hedging activity, being higher or lower than the assumed longer-term rate of return. This gives rise to higher or lower than expected period end values of variable annuity assets under management with a resulting effect on the projected value of future account values and hence future profitability from altered fees. The US equity market returns were 5.6 per cent compared to the assumed longer-term rate of 3.3 per cent for the period which was more than offset by the impact of hedging activity.  For half year and full year 2010, the US equity market returns were approximately negative 3.3 per cent (full year 2010: positive 14.5 per cent) compared to the assumed longer-term rate of 3.25 per cent (full year 2010: 6.8 per cent), which was more than offset by the impact of hedging activity for both periods.

iii	UK insurance operations
	The short-term fluctuations in investment returns for UK insurance operations represents:
		Half year	Half year	Full year
		2011	2010	2010
		£m	£m	£m
	With-profitsa	9	(76)	218
	Shareholder-backed annuityb	5	17	84
	Unit-linked and otherc	1	(19)	34
		15	(78)	336

Notes
a     For with-profits business the amounts reflect the excess (deficit) of the actual investment return on the investments of the PAC with-profits fund (covering policyholder liabilities and unallocated surplus) against the assumed long-term rate for the period. For half year 2011 the credit of £9 million (half year 2010: a charge of £(76) million; full year 2010: a credit of £218 million) reflects the positive 3.34 per cent actual investment return against the assumed long-term rate for the period of 3.32 per cent (half year 2010: 2.6 per cent against 3.3 per cent; full year 2010: 12.0 per cent against 6.7 per cent).

b    Short-term fluctuations in investment returns for shareholder-backed annuity business include gains (losses) on surplus assets relative to the expected return due to a fall (rise) in yields, the difference between actual and expected default experience and mismatching profits and losses arising from the impacts of changes in yields on assets and liabilities of differing durations.  The short-term fluctuations in investment returns for half year 2011 of a credit of £5 million primarily reflects mismatching profits of £6 million.  The short-term fluctuations in investment returns for half year 2010 of a credit of £17 million primarily represent gains arising on surplus assets of £47 million, partially offset by mismatching losses of £(28) million.  The short-term fluctuations in investment returns for full year 2010 of a credit of £84 million represent better than expected default experience of £64 million, higher than expected gains arising on surplus assets of £55 million, partially offset by mismatching losses of £(21) million, and other impacts of £(14) million.

c     The charge of £(19) million for half year 2010 and a credit of £34 million for full year 2010 primarily relates to unit-linked business representing the (decrease) increase in capitalised value of future fees arising from the (negative) positive movements in market values experienced during the relevant reporting periods.

iv Other operations

Short-term fluctuations in investment returns of other operations arise from:

	Half year	Half year	Full year
	2011	2010	2010
	£m	£m	£m
Unrealised value movements on swaps held centrally to manage Group assets and liabilities	20	-	(25)
Unrealised value movements on Prudential Capital bond portfolio	16	12	48
Unrealised value movements on investments held by Other operations	(8)	-	2
	28	12	25

6 Effect of changes in economic assumptions

The effects of changes in economic assumptions for in-force business, net of the related change in the time value of cost of options and guarantees, included within the profit before tax (including actual investment returns) arise as follows:

	Half year	Half year	Full year
	2011	2010	2010
	£m	£m	£m
Asian operationsnote i	(17)	(56)	(71)
US operationsnote ii	(13)	(14)	(1)
UK insurance operationsnote iii	(81)	18	62
Total	(111)	(52)	(10)

Notes
i
The charge of £(17) million for the effect of changes in economic assumptions for Asian operations in half year 2011 arises from modest changes in economic factors across the territories in the period. The effect of changes in economic assumptions for Asian operations in half year 2010 of a charge of £(56) million and in full year 2010 of a charge of £(71) million primarily represent the effect of de-risking certain asset portfolios in Hong Kong and Singapore totalling £(96) million and £(73) million respectively, together with the effects of routine adjustments for changes in economic factors. Full year 2010 also includes the effect of altering the basis of setting economic assumptions to the 'active' basis as described in note 1(b).

ii
The effect of changes in economic assumptions, net of the related change in the time value of cost of options and guarantees of a charge of £(13) million, for US operations for half year 2011 reflects the following:

	Half year	Half year	Full year
	2011	2010	2010
	£m	£m	£m
Effect of changes in 10-year treasury rates, beta and equity risk premium:note
Fixed annuity and other general account business	20	127	111
Variable Annuity (VA) business	(33)	(141)	(112)
	(13)	(14)	(1)

Note
For Jackson, the charge for the effect of changes in economic assumptions represents the aggregate of the effects of changes to projected returns and the risk discount rate. The risk discount rate, as discussed in note 1b(iii), represents the aggregate of the risk-free rate and margin for market risk, credit risk and non-diversifiable non-market risk.
For fixed annuity and other general account business the effect of changes to the risk-free rate, which is defined as the 10-year treasury rate, is reflected in the risk discount rate. This discount rate is in turn applied to projected cash flows which principally reflect projected spread, which is largely insensitive to changes in the risk-free rate. Secondary effects on the cash flows also result from changes to assumed future yield and resulting policyholder behaviour.  For VA business, changes to the risk-free rate are also reflected in determining the risk discount rate. However, the projected cash flows are also reassessed for altered investment returns on the underlying separate account assets from which fees are charged. For half year 2011, the effect of these changes resulted in an overall credit for fixed annuity and other general account business of £20 million (half year 2010: £127 million; full year 2010: £111 million) and a charge of £(33) million (half year 2010: £(141) million; full year 2010: £(112) million) for VA business reflecting the reduction of 0.1 per cent (half year 2010: a reduction of 0.9 per cent; full year 2010: a reduction of 0.6 per cent) in the risk-free rate (as shown in note 16a).

iii
The effect of changes in economic assumptions, net of the related change in the time value of cost of options and guarantees, of a charge of £(81) million for UK insurance operations for half year 2011 comprises the effect of:

	Half year 2011 £m			Half year 2010 £m			Full year 2010 £m
	Shareholder-backed annuity business	With-profits and other business	Total	Shareholder-backed annuity business	With-profits and other business	Total	Shareholder-backed annuity business	With-profits and other business	Total
	note a	note b		note a	note b		note a	note b
Effect of changes in expected
long-term rates of return	14	(62)	(48)	(72)	(276)	(348)	(102)	(80)	(182)
Effect of changes in risk discount
rates	(11)	(13)	(24)	100	241	341	55	183	238
Other changes	-	(9)	(9)	-	25	25	(6)	12	6
	3	(84)	(81)	28	(10)	18	(53)	115	62

Notes
a
For shareholder-backed annuity business the overall effect of changes in expected long-term rates of return and risk discount rates for the periods shown above reflect the combined effects of the assumptions shown in note 16a which incorporates default allowance for both best estimate defaults (which are reflected in the long-term rates of return) and allowance for credit risk premium and additional short-term defaults reflected in the risk discount rate.

b
For with-profits and other business the charge of £(84) million for half year 2011 primarily reflects the impact of decreases in fund earned rates, primarily arising from reductions in the additional returns assumed on corporate bonds as shown in note 16a.

7 Shareholders' funds (excluding non-controlling interests) - segmental analysis

		30 Jun	30 Jun	31 Dec
		2011	2010	2010
	Note	£m	£m	£m
Asian operations
Long-term business:
Net assets of operations - EEV basis shareholders' fundsnote iii		7,825	6,736	7,445
Acquired goodwill		239	235	236
		8,064	6,971	7,681
Asset management:note i
Net assets of operations		212	180	197
Acquired goodwill		61	61	61
		273	241	258
		8,337	7,212	7,939
US operations
Jackson - EEV basis shareholders' funds (net of surplus note borrowings of £172
million (half year 2010: £182 million; full year 2010: £172 million)		4,821	4,984	4,799
Broker-dealer and asset management operationsnote i
Net assets of operations		108	111	106
Acquired goodwill		16	16	16
		124	127	122
		4,945	5,111	4,921
UK operations
Insurance operations:
Long-term business operations:
Smoothed shareholders' funds		6,195	5,549	5,911
Actual shareholders' funds less smoothed shareholders' funds		5	(107)	59
EEV basis shareholders' funds		6,200	5,442	5,970
Othernote i		48	17	33
		6,248	5,459	6,003
M&G:note i
Net assets of operations		310	190	254
Acquired goodwill		1,153	1,153	1,153
		1,463	1,343	1,407
		7,711	6,802	7,410
Other operations
Holding company net borrowings at market value	9	(2,364)	(2,343)	(2,212)
Other net assets (liabilities)note i		364	(110)	149
		(2,000)	(2,453)	(2,063)
Total		18,993	16,672	18,207

Representing:	30 Jun 2011 £m			30 Jun 2010 £m			31 Dec 2010 £m
	Statutory IFRS basis share- holders' equity	Additional retained profit on an EEV basis	EEV basis share- holders' equity	Statutory IFRS basis share-holders' equity	Additional retained profit on an EEV basis	EEV basis share- holders' equity	Statutory IFRS basis share-holders' equity	Additional retained profit on an EEV basis	EEV basis share- holders' equity
Asian operations	2,269	5,795	8,064	1,992	4,979	6,971	2,149	5,532	7,681
US operations	3,764	1,057	4,821	3,905	1,079	4,984	3,815	984	4,799
UK insurance operations	2,294	3,906	6,200	1,920	3,522	5,442	2,115	3,855	5,970
Total long-term business operations	8,327	10,758	19,085	7,817	9,580	17,397	8,079	10,371	18,450
Other operationsnote ii	174	(266)	(92)	(656)	(69)	(725)	(48)	(195)	(243)
Group total	8,501	10,492	18,993	7,161	9,511	16,672	8,031	10,176	18,207

Notes
i
These amounts have been determined on the statutory IFRS basis with the exception of the share of the Prudential Staff Pension Scheme (PSPS) deficit attributable to the PAC with-profits fund, which is included in 'Other operations' net assets (liabilities). The overall pension scheme deficit, net of tax, attributable to shareholders relating to PSPS is determined as shown below:

	30 Jun	30 Jun	31 Dec
	2011	2010	2010
	£m	£m	£m
IFRS basis deficit (relating to shareholder-backed operations)	(8)	(13)	(10)
Additional EEV deficit (relating to shareholders' 10 per cent share of the IFRS basis
deficit attributable to the PAC with-profits fund)	(2)	(4)	(3)
EEV basis	(10)	(17)	(13)

ii
The additional retained profit on an EEV basis for Other operations represents the mark to market value difference on holding company net borrowings of a charge of £(247) million (half year 2010: £(50) million, full year 2010 £(177) million), as shown in note 9, and the effect of accounting for pension costs for the Prudential Staff Pension Scheme.

iii
The EEV basis shareholders' funds for Asian long-term business of £7,825 million for half year 2011 and £7,445 million for full year 2010 have been determined on an active basis of economic assumption setting. The half year 2010 EEV basis shareholders' funds for Asian long-term business of £6,736 million has been determined on a passive basis of economic assumption setting, as described in note 1b. Full year 2010 includes the £(39) million effect of moving from a passive to an active basis of economic assumption setting.

8 Analysis of movement in free surplus

Free surplus is the excess of the net worth over the capital required to support the covered business. Where appropriate, adjustments are made to the regulatory basis net worth from the local regulatory basis so as to include backing assets movements at fair value rather than cost so as to comply with the EEV Principles. Prudential has based required capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements, as described in note 1b(ii).

	Half year 2011 £m
	Long-term business	Asset management and UK general insurance commission	Free surplus of long-term business, asset management and UK general insurance commission
Long-term business and asset management operationsnote i	note 14	note ii
Underlying movement:
New business	(297)	-	(297)
Business in force:
Expected in-force cash flows (including expected return on net assets)	1,010	208	1,218
Effects of changes in operating assumptions, operating experience
variances and other operating items	139	-	139
RPI to CPI inflation measure change on defined benefit pension schemes	20	13	33
	872	221	1,093
Changes in non-operating itemsnote iii	(49)	5	(44)
	823	226	1,049
Net cash flows (to) from parent companynote iv	(720)	30	(690)
Exchange movements, timing differences and other itemsnote v	32	(168)	(136)
Net movement in free surplus	135	88	223
Balance at 1 January 2011	2,748	590	3,338
Balance at 30 June 2011	2,883	678	3,561
Representing:
Asian operations	1,039	212	1,251
US operations	1,141	108	1,249
UK operations	703	358	1,061
	2,883	678	3,561
1 January 2011
Representing:
Asian operations	1,045	197	1,242
US operations	1,163	106	1,269
UK operations	540	287	827
	2,748	590	3,338

Notes
i	All figures are shown net of tax.

ii	For the purposes of this analysis, free surplus for asset management operations and the UK general insurance commission is taken to be IFRS basis shareholders' funds as shown in note 7.

iii	Changes in non-operating items

This represents short-term fluctuations in investment returns, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes and the effect of changes in economic assumptions for long-term business operations.

Short-term fluctuations in investment returns primarily reflect temporary market movements on the portfolio of investments held by the Group's shareholder-backed operations.

iv	Net cash flows to parent company for long-term business operations reflect the flows as included in the holding company cash flow at transaction rates.

v	Exchange movements, timing differences and other items represent:

	Half year 2011 £m
	Long-term business	Asset management and UK general insurance commission	Total
Exchange movementsnote14	(34)	-	(34)
Mark to market value movements on Jackson assets backing surplus and required capitalnote14	25	-	25
Othernote vi	41	(168)	(127)
	32	(168)	(136)

vi Other primarily relates to timing differences, intra-group loans and other non-cash items.

9 Net core structural borrowings of shareholder-financed operations

	30 Jun 2011 £m			30 Jun 2010 £m			31 Dec 2010 £m
	IFRS basis	Mark to market value adjust-ment	EEV basis at market value	IFRS basis	Mark to market value adjust-ment	EEV basis at market value	IFRS basis	Mark to market value adjust-ment	EEV basis at market value
		note ii			note ii			note ii
Holding company* cash and
short-term investments	(1,476)	-	(1,476)	(1,023)	-	(1,023)	(1,232)	-	(1,232)
Core structural borrowings -
central fundsnote i	3,593	247	3,840	3,316	50	3,366	3,267	177	3,444
Holding company net borrowings	2,117	247	2,364	2,293	50	2,343	2,035	177	2,212
Core structural borrowings - PruCapnote iii	250	-	250	-	-	-	250	-	250
Core structural borrowings - Jackson	155	17	172	166	16	182	159	13	172
Net core structural borrowings of
shareholder-financial operations	2,522	264	2,786	2,459	66	2,525	2,444	190	2,634
*Including central finance subsidiaries.

Notes
i	EEV basis holding company borrowings comprise:
		30 Jun	30 Jun	31 Dec
		2011	2010	2010
		£m	£m	£m
	Perpetual subordinated capital securities (Innovative Tier 1)	1,837	1,470	1,491
	Subordinated debt (Lower Tier 2)	1,416	1,323	1,372
	Senior debt	587	573	581
		3,840	3,366	3,444

In January 2011, the Company issued US$550 million perpetual subordinated capital securities.

In accordance with the EEV Principles, core borrowings are carried at market value. As the liabilities are generally held to maturity or for the long-term, no deferred tax asset or liability has been established on the market value adjustment above.

ii    The movement in the mark to market value adjustment represents:

	30 Jun	30 Jun	31 Dec
	2011	2010	2010
Mark to market movement in balance sheet:	£m	£m	£m
Beginning of period	190	30	30
Change:
Income statement	74	42	164
Foreign exchange effects	-	(6)	(4)
End of period	264	66	190

iii
The core structural borrowing by PruCap in half year 2011 and full year 2010 of £250 million represents a bank loan taken out in full year 2010 which was made in two tranches: £135 million maturing in June 2014 and £115 million maturing in August 2012.

10 Reconciliation of movement in shareholders' funds (excluding non-controlling interests)

	Half year 2011 £m
	Long-term business operations
	Asian operations	US operations	UK insurance operations	Total long-term business	Other operations	Group total

Operating profit (based on longer-term
investment returns)
Long-term business:
New businessnote 2	465	458	146	1,069	-	1,069
Business in forcenote 3	309	373	391	1,073	-	1,073
	774	831	537	2,142	-	2,142
Asia development expenses	(2)	-	-	(2)	-	(2)
UK general insurance commission	-	-	-	-	21	21
M&G	-	-	-	-	199	199
Asian asset management operations	-	-	-	-	43	43
US broker-dealer and asset management	-	-	-	-	17	17
Other income and expenditure	-	-	-	-	(281)	(281)
RPI to CPI inflation measure change on defined benefit
pension schemes	-	-	27	27	18	45
Solvency II implementation costs	-	(2)	(4)	(6)	(22)	(28)
Restructuring costs	-	-	(9)	(9)	-	(9)
Operating profit based on longer-term
investment returns	772	829	551	2,152	(5)	2,147
Short-term fluctuations in investment returnsnote 5	(63)	(91)	15	(139)	28	(111)
Mark to market value movements on core borrowingsnote 9	-	(5)	-	(5)	(69)	(74)
Shareholders' share of actuarial and other gains and
losses on defined benefit pension schemes	-	-	(3)	(3)	(5)	(8)
Effect of changes in economic assumptionsnote 6	(17)	(13)	(81)	(111)	-	(111)
Profit (loss) before
tax (including actual investment returns)	692	720	482	1,894	(51)	1,843
Tax (charge) credit attributable to shareholders'
profit (loss):note 11
Tax on operating profit	(160)	(284)	(144)	(588)	2	(586)
Tax on short-term fluctuations in investment returns	(10)	(1)	(4)	(15)	(7)	(22)
Tax on shareholders' share of actuarial and other
gains and losses on defined pension schemes	-	-	-	-	1	1
Tax on effect of changes in economic assumptions	9	5	21	35	-	35
Total tax charge	(161)	(280)	(127)	(568)	(4)	(572)
Non-controlling interests	-	-	-	-	(2)	(2)
Profit (loss) for the period	531	440	355	1,326	(57)	1,269
Other movements
Exchange movements on foreign operations
and net investment hedgesnote i	(1)	(118)	-	(119)	23	(96)
Related tax	-	-	-	-	(5)	(5)
Intra-group dividends (including statutory transfers)note iii	(157)	(328)	(114)	(599)	599	-
External dividends	-	-	-	-	(439)	(439)
Reserve movements in respect of share-based payments	-	-	-	-	25	25
Investment in operationsnote iii	12	-	2	14	(14)	-
Other transfersnote iv	(5)	3	(13)	(15)	15	-
Movement in own shares in respect of share-
based payment plans	-	-	-	-	(10)	(10)
Movement in Prudential plc shares purchased by
unit trusts consolidated under IFRS	-	-	-	-	2	2
New share capital subscribed	-	-	-	-	15	15
Mark to market value movements on Jackson assets
backing surplus and required capital
(net of related tax of £14 million)note 14	-	25	-	25	-	25
Net increase in shareholders' equity	380	22	230	632	154	786
Shareholders' equity at 1 January 2011notes ii and 7	7,445	4,799	5,970	18,214	(7)	18,207
Shareholders' equity at 30 June 2011notes ii and 7	7,825	4,821	6,200	18,846	147	18,993

Notes
i
Profits are translated at average exchange rates, consistent with the method applied for statutory IFRS basis results. The amounts recorded above for exchange rate movements reflect the difference between 30 June 2011 and 31 December 2010 exchange rates as applied to shareholders' funds at 1 January 2011 and the difference between 30 June 2011 and average rates for the six months ended 30 June 2011.

ii	For the purposes of the table above, goodwill related to Asia long-term operations (as shown in note 7) is included in Other operations.

iii	Total intra-group dividends and investment in operations represent:

				Total long-term business operations
			UK insurance operations
	Asian operations	US operations			Other operations
						Total
	£m	£m	£m	£m	£m	£m
Intra-group dividends (including statutory transfers)a	(157)	(328)	(114)	(599)	599	-
Investment in operationsb	12	-	2	14	(14)	-
Totalc	(145)	(328)	(112)	(585)	585	-

a	Intra-group dividends (including statutory transfers) represent dividends that have been declared in the period and amounts accrued in respect of statutory transfers.

b	Investment in operations reflects increases in share capital.

c
For long-term business operations, the difference between the total above of £(585) million for intra-group dividends (including statutory transfers) and investment in operations and the net cash flows to parent company of £(720) million (as shown in note 8) primarily relates to timing differences arising on statutory transfers, intra-group loans and other non-cash items.

iv	Other transfers from long-term business operations to Other operations in half year 2011 represent:

				Total long-term business operations
			UK insurance operations
	Asian operations	US operations

	£m	£m	£m	£m
Adjustment for net of tax asset management projected profits of covered business	(7)	(1)	(13)	(21)
Other adjustments	2	4	-	6
	(5)	3	(13)	(15)

11 Tax attributable to shareholders' profit

The tax charge comprises:
	Half year	Half year	Full year
	2011	2010	2010
	£m	£m	£m
Tax charge on operating profit based on longer-term investment returns:
Long-term business:
Asian operationsnote i	160	133	329
US operations	284	227	509
UK insurance operationsnote i	144	123	260
	588	483	1,098
Other operations	(2)	(18)	(106)
Total tax charge on operating profit based on longer-term investment returns, excluding
exceptional tax credit	586	465	992
Exceptional tax creditnote ii	-	-	(158)
Total tax charge on operating profit based on longer-term investment returns,
including exceptional tax credit	586	465	834
Tax credit on items not included in operating profit:
Tax charge (credit) on short-term fluctuations in investment returnsnote iii	22	(219)	(222)
Tax credit on shareholders' share of actuarial and other gains and losses on defined
benefit pension schemes	(1)	(6)	(2)
Tax (credit) charge on effect of changes in economic assumptions	(35)	(7)	13
Tax credit on costs of terminated AIA transaction	-	(93)	(93)
Total tax credit on items not included in operating profit	(14)	(325)	(304)
Tax charge on profit on ordinary activities (including
tax on actual investment returns)	572	140	530

Notes
i	Including tax relief on Asia development expenses and restructuring costs borne by UK insurance operations.

ii
The tax charge on operating profit based on longer-term investment returns in full year 2010 of £834 million included an exceptional tax credit of £158 million which primarily related to the impact of the settlement agreed with the UK tax authorities.

iii
The tax charge on short-term fluctuations in investment returns for half year 2010 of £(219) million and in full year 2010 of £(222) million includes a credit of £62 million and £52 million respectively for a net present value reduction in US deferred tax liabilities following changes to variable annuity reserving in accordance with revised statutory guidance.

12 Earnings per share (EPS)

	Half year	Half year	Full year
	2011	2010	2010
	£m	£m	£m
Operating EPS:
Operating profit before tax	2,147	1,677	3,696
Tax excluding exceptional tax credit	(586)	(465)	(992)
Non-controlling interests	(2)	(2)	(4)
Operating profit after tax and non-controlling interests excluding exceptional tax credit	1,559	1,210	2,700
Exceptional tax credit*	-	-	158
Operating profit after tax and non-controlling interests including exceptional tax credit	1,559	1,210	2,858
Operating EPS (pence) excluding exceptional tax credit	61.5p	48.0p	106.9p
Operating EPS (pence) including exceptional tax credit	61.5p	48.0p	113.2p
Total EPS:
Profit before tax	1,843	954	3,107
Tax	(572)	(140)	(530)
Non-controlling interests	(2)	(2)	(4)
Total profit after tax and non-controlling interests	1,269	812	2,573
Total EPS (pence) including exceptional tax credit	50.1p	32.2p	101.9p
Average number of shares (millions)	2,533	2,520	2,524

*
The full year 2010 tax charge attributable to shareholders' return includes an exceptional tax credit of £158 million which primarily relates to the impact of the settlement agreed with the UK tax authorities.

The average number of shares reflects the average number in issue adjusted for shares held by employee trusts and consolidated unit trusts and OEICs which are treated as cancelled.

13 Change to the Group's holding in PruHealth in 2010

On 1 August 2010, Discovery Holdings of South Africa, the Group's joint venture partner in its investment in PruHealth completed the acquisition of the entire share capital of Standard Life Healthcare, a wholly-owned subsidiary of the Standard Life Group, for £138 million. Discovery funded the purchase of the Standard Life Healthcare transaction, and contributed Standard Life Healthcare to PruHealth as a capital investment on completion.  As a result of the transaction, Discovery increased their shareholding in PruHealth from the previous level of 50 per cent to 75 per cent, and Prudential's shareholding was reduced from 50 per cent of the previous joint venture structure to 25 per cent of the new structure with the much enlarged business.
      A gain of £3 million arises upon the dilution, representing the difference between the fair value of the enlarged 25 per cent investment still held and the book value of the original 50 per cent investment holding.

14 Reconciliation of net worth and value of in-force businessnote i

	Half year 2011 £m
				Value of in-force business
	Free Surplus				Total long-term business
		Required capital	Total net worth
	note 8			note vii
Group

Shareholders' equity at 1 January 2011	2,748	3,415	6,163	12,051	18,214
New business contributionnotes iv, v, vi	(297)	212	(85)	841	756
Existing business - transfer to net worth	935	(189)	746	(746)	-
Expected return on existing business	75	43	118	517	635
Changes in operating assumptions and experience variances	139	19	158	(5)	153
RPI to CPI inflation measure change on defined benefit pension schemes	20	-	20	-	20
Changes in non-operating assumptions and experience variances	(49)	(154)	(203)	(35)	(238)
Profit after tax from long-term business	823	(69)	754	572	1,326
Exchange movements on foreign operations and net investment hedges	(34)	(39)	(73)	(46)	(119)
Intra-group dividends (including statutory transfers)
and investment in operationsnote ii	(664)	-	(664)	79	(585)
Mark to market value movements on Jackson
assets backing surplus and required capital	25	-	25	-	25
Other transfers from net worth	(15)	-	(15)	-	(15)
Shareholders' equity at 30 June 2011	2,883	3,307	6,190	12,656	18,846

Representing:
Asian operations
Shareholders' equity at 1 January 2011	1,045	790	1,835	5,610	7,445
New business contributionnotes v, vi	(129)	49	(80)	430	350
Existing business - transfer to net worth	287	11	298	(298)	-
Expected return on existing business	58	(1)	57	232	289
Changes in operating assumptions and experience variances	(29)	22	(7)	(20)	(27)
Changes in non-operating assumptions and experience variances	(5)	(14)	(19)	(62)	(81)
Profit after tax from long-term business	182	67	249	282	531
Exchange movements on foreign operations and net investment hedges	(4)	(1)	(5)	4	(1)
Intra-group dividends (including statutory transfers)
and investment in operationsnote ii	(179)	-	(179)	34	(145)
Other transfers from net worth	(5)	-	(5)	-	(5)
Shareholders' equity at 30 June 2011	1,039	856	1,895	5,930	7,825

US operations
Shareholders' equity at 1 January 2011	1,163	1,505	2,668	2,131	4,799
New business contributionnote v	(135)	123	(12)	310	298
Existing business - transfer to net worth	385	(163)	222	(222)	-
Expected return on existing business	21	22	43	89	132
Changes in operating assumptions and experience variances	108	-	108	7	115
Changes in non-operating assumptions and experience variancesnote iii	(71)	(130)	(201)	96	(105)
Profit after tax from long-term business	308	(148)	160	280	440
Exchange movements on foreign operations and net investment	(30)	(38)	(68)	(50)	(118)
hedges
Intra-group dividends (including statutory transfers) and
investment in operations	(328)	-	(328)	-	(328)
Mark to market value movements on Jackson assets backing
surplus and required capital	25	-	25	-	25
Other transfers to net worth	3	-	3	-	3
Shareholders' equity at 30 June 2011	1,141	1,319	2,460	2,361	4,821

	Half year 2011 £m
				Value of in-force business	Total long-term business
	Free Surplus
		Required capital	Total net worth
	note 8			note vii
UK insurance operations
Shareholders' equity at 1 January 2011	540	1,120	1,660	4,310	5,970
New business contributionnote v	(33)	40	7	101	108
Existing business - transfer to net worth	263	(37)	226	(226)	-
Expected return on existing business	(4)	22	18	196	214
Changes in operating assumptions and experience variances	60	(3)	57	8	65
RPI to CPI inflation measure change on defined benefit pension
schemes	20	-	20	-	20
Changes in non-operating assumptions and experience variances	27	(10)	17	(69)	(52)
Profit after tax from long-term business	333	12	345	10	355
Intra-group dividends (including statutory transfers)
and investment in operationsnote ii	(157)	-	(157)	45	(112)
Other transfers from net worth	(13)	-	(13)	-	(13)
Shareholders' equity at 30 June 2011	703	1,132	1,835	4,365	6,200

Notes
i	All figures are shown net of tax.

ii
The amounts shown in respect of free surplus and the value of in-force business for Asian and UK operations for intra-group dividends and investment in operations include the repayment of contingent loan funding.  Contingent loan funding represents amounts whose repayment to the lender is contingent upon future surpluses emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

iii
Changes in non-operating assumptions and experience variances for US operations includes a release of required capital to free surplus after a reduction in the required asset risk charges arising from improvements to quality of the investment portfolio.

iv	The movements arising from new business contribution are as follows:

	Half year	Half year	Full year
	2011	2010	2010
	£m	£m	£m
Free surplus invested in new business:
Excluding Japan	(297)	(337)	(643)
Japan	-	(2)	(2)
Total	(297)	(339)	(645)
Required capital	212	223	461
Total net worth	(85)	(116)	(184)
Value of in-force business	841	745	1,616
Total post-tax new business contribution	756	629	1,432

v Free surplus invested in new business is as follows:	Half year 2011 £m
	Asian operations (excluding Japan)			Total long-term business operations (excluding Japan)
						Total long-term business operations
			UK insurance operations
		US operations			Japan
	note vi			note vi	note vi
Pre-tax new business contributionnote 2	465	458	146	1,069	-	1,069
Tax	(115)	(160)	(38)	(313)	-	(313)
Post-tax new business contribution	350	298	108	756	-	756
Free surplus invested in new business	(129)	(135)	(33)	(297)	-	(297)
Post-tax new business contribution per £1 million free surplus invested	2.7	2.2	3.3	2.5	-	2.5

	Half year 2010 £m
	Asian operations (excluding Japan)			Total long-term business operations (excluding Japan)		Total long-term business operations

			UK insurance operations
		US operations			Japan
	note vi			note vi	note vi	note vi
Pre-tax new business contributionnote 2	396	361	135	892	(1)	891
Tax	(98)	(126)	(38)	(262)	-	(262)
Post-tax new business contribution	298	235	97	630	(1)	629
Free surplus invested in new business	(123)	(179)	(35)	(337)	(2)	(339)
Post-tax new business contribution per £1 million free surplus invested	2.4	1.3	2.8	1.9	(0.5)	1.9

	Full year 2010 £m
	Asian operations (excluding Japan)			Total long-term business operations (excluding Japan)		Total long-term business operations

			UK insurance operations
		US operations			Japan
	note vi			note vi	note vi	note vi
Pre-tax new business contributionnote 2	902	761	365	2,028	(1)	2,027
Tax	(230)	(266)	(99)	(595)	-	(595)
Post-tax new business contribution	672	495	266	1,433	(1)	1,432
Free surplus invested in new business	(278)	(300)	(65)	(643)	(2)	(645)
Post-tax new business contribution per £1 million free surplus invested	2.4	1.7	4.1	2.2	(0.5)	2.2

vi   New business contribution and free surplus invested in new business for the Group's Japanese insurance subsidiary, which ceased selling new business with effect from 15 February 2010, have been presented separately from those of the remainder of the Group.

vii The value of in-force business includes the value of future margins from current in-force business less the cost of holding required capital and represents:

	Half year 2011 £m
	Asian operations	US operations	UK insurance operations	Group

Value of in-force business before deduction of cost of capital and of
guarantees	6,285	2,851	4,681	13,817
Cost of capital	(340)	(181)	(238)	(759)
Cost of time value of guarantees	(15)	(309)	(78)	(402)
Net value of in-force business	5,930	2,361	4,365	12,656

	Half year 2010 £m
			UK insurance operations
	Asian operations	US operations
				Group
Value of in-force business before deduction of cost of capital and of
guarantees	5,340	2,787	4,102	12,229
Cost of capital	(273)	(159)	(229)	(661)
Cost of time value of guarantees	(14)	(330)	(48)	(392)
Net value of in-force business	5,053	2,298	3,825	11,176

	Full year 2010 £m
			UK insurance operations
	Asian operations	US operations
				Group
Value of in-force business before deduction of cost of capital and of
guarantees	5,941	2,584	4,635	13,160
Cost of capital	(321)	(183)	(236)	(740)
Cost of time value of guarantees	(10)	(270)	(89)	(369)
Net value of in-force business	5,610	2,131	4,310	12,051

15 Sensitivity of results to alternative assumptions

a Sensitivity analysis - economic assumptions
The tables below show the sensitivity of the embedded value as at 30 June 2011 (31 December 2010) and the new business contribution after the effect of required capital for half year 2011 and full year 2010 to:

• one per cent increase in the discount rates;

•     one per cent increase and decrease in interest rates, including all consequential changes (assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);

• one per cent rise in equity and property yields;
• 10 per cent fall in market value of equity and property assets (embedded value only);
• holding company statutory minimum capital (by contrast to required capital), (embedded value only);
• five basis point increase in long-term expected defaults; and
• 10 basis point increase in the liquidity premium for UK shareholder-backed annuities.

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions.

New business profit per operating profit summary
	2011 Half year £m
				Total
			UK	long-term
	Asian	US	insurance	business
	operations	operations	operations	operations

Half year 2011	465	458	146	1,069
Discount rates - 1% increase	(56)	(31)	(21)	(108)
Interest rates - 1% increase	(8)	30	(1)	21
Interest rates - 1% decrease	(1)	(26)	2	(25)
Equity/property yields - 1% rise	19	44	5	68
Long-term expected defaults - 5 bps increase	-	-	(5)	(5)
Liquidity premium - 10 bps increase	-	-	10	10

	2010 Full year £m
				Total
			UK	long-term
	Asian	US	insurance	business
	operations	operations	operations	operations

Full year 2010	901	761	365	2,027
Discount rates - 1% increase	(111)	(51)	(53)	(215)
Interest rates - 1% increase	(7)	34	(8)	19
Interest rates - 1% decrease	(20)	(40)	8	(52)
Equity/property yields - 1% rise	41	63	12	116
Long-term expected defaults - 5 bps increase	-	-	(13)	(13)
Liquidity premium - 10 bps increase	-	-	26	26

Embedded value of long-term operations
	2011 Half Year £m
			UK	Total
	Asian	US	insurance	long-term
	operations	operations	operations	operations

30 June 2011note 10	7,825	4,821	6,200	18,846
Discount rates - 1% increase	(663)	(172)	(445)	(1,280)
Interest rates - 1% increase	(299)	(134)	(305)	(738)
Interest rates - 1% decrease	251	66	381	698
Equity/property yields - 1% rise	298	144	229	671
Equity/property market values - 10% fall	(156)	(46)	(316)	(518)
Statutory minimum capital	110	124	4	238
Long-term expected defaults - 5 bps increase	-	-	(90)	(90)
Liquidity premium - 10 bps increase	-	-	180	180

	2010 Full Year £m
			UK	Total
	Asian	US	insurance	long-term
	operations	operations	operations	operations

31 December 2010note 10	7,445	4,799	5,970	18,214
Discount rates - 1% increase	(643)	(164)	(437)	(1,244)
Interest rates - 1% increase	(220)	(148)	(254)	(622)
Interest rates - 1% decrease	176	103	336	615
Equity/property yields - 1% rise	308	120	227	655
Equity/property market values - 10% fall	(174)	(5)	(339)	(518)
Statutory minimum capital	104	127	5	236
Long-term expected defaults - 5 bps increase	-	-	(87)	(87)
Liquidity premium - 10 bps increase	-	-	174	174

Effect of proposed changes in UK corporation tax rate
The half year 2011 results include the effect of the change in the UK corporate tax rate that has been substantively enacted to revise the rate to 26 per cent from 1 April 2011. The effect of the subsequent reduction in the UK corporate tax rate to reduce the rate to 25 per cent effective from 1 April 2012, which was substantively enacted on 5 July 2011, would be to increase the net of tax value of the in-force business of UK insurance operations at 30 June 2011 by around £31 million. The impact of further reductions in the UK corporate tax rate of one per cent per annum to 23 per cent in 2014 would be an increase in the net of tax value of in-force business of UK insurance operations of around £56 million.

16 Assumptions

(a) Principal economic assumptions

Deterministic assumptions

The tables below summarise the principal financial assumptions:
Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

Equity risk premiums in Asia range from 3.25 per cent to 8.7 per cent (half year 2010: 3.25 per cent to 8.6 per cent; full year 2010: 3.25 per cent to 8.7 per cent). In the US and the UK, the equity risk premium is 4.0 per cent for all periods throughout these results.

	30 Jun 2011%
	China	Hong Kong	India	Indonesia	Japan	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
Asian operationsnotes i, iii		notes iii,v					notes iv, v		note v
Risk discount rate:
New business	10.4	5.0	13.5	12.9	-	7.8	7.1	13.6	4.8	5.3	10.7	19.7
In force	10.4	4.9	13.5	12.9	4.9	7.8	7.2	13.6	5.7	5.25	10.7	19.7
Expected long-term
rate of inflation	2.5	2.25	4.0	5.0	-	3.0	2.5	4.0	2.0	1.0	3.0	6.5
Government bond
yield	3.9	3.2	8.5	7.7	1.1	4.3	4.0	6.9	2.3	1.6	3.9	12.9

	30 Jun 2010%
	China	Hong Kong	India	Indonesia	Japan	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
Asian operationsnotes i, iii		notes iii,v					notes iv, v		note v
Risk discount rate:
New business	10.5	4.6	12.5	13.7	-	7.8	8.8	15.75	6.3	7.7	13.75	15.75
In force	10.5	4.6	12.5	13.7	5.1	7.2	8.9	15.75	7.3	7.8	13.75	15.75
Expected long-term
rate of inflation	3.5	2.25	4.0	5.0	-	3.0	2.5	5.0	2.0	2.0	3.0	5.0
Government bond
yield	7.0	3.0	7.5	9.0	1.7	5.0	5.75	9.0	4.75	5.5	7.0	9.0

	31 Dec 2010%
	China	Hong Kong	India	Indonesia	Japan	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
Asian operationsnotes i, iii		notes iii,v					notes iv, v		note v
Risk discount rate:
New business	10.45	5.1	13.1	13.0	4.9	7.9	7.0	13.2	5.4	5.0	10.5	18.85
In force	10.45	5.1	13.1	13.0	4.9	8.1	7.1	13.2	6.1	5.2	10.5	18.85
Expected long-term
rate of inflation	2.5	2.25	4.0	5.0	-	3.0	2.5	4.0	2.0	1.0	3.0	5.5
Government bond
yield	3.95	3.3	8.1	7.75	1.1	4.6	4.0	6.4	2.7	1.6	3.8	12.1

								Asia total %
								30 Jun 2011	30 Jun 2010		31 Dec 2010
Weighted risk discount rate:note ii
	New business (excluding Japan)							8.2	9.1		8.4
	In force							7.9	8.6		8.1

Notes
i
In preparing the EEV basis results for half year 2011 and full year 2010 the 'active' basis of economic assumption setting has been applied for all Asian operations. For half year 2010 the 'active' basis was applied in preparing the EEV results for Japan, Korea and US dollar denominated business written in Hong Kong.

ii
The weighted risk discount rates for Asian operations shown above have been determined by weighting each country's risk discount rates by reference to the EEV basis new business result and the closing value of in-force business.

iii
For Hong Kong the assumptions shown are for US dollar denominated business which comprises the largest proportion of the in-force business.  For other territories, the assumptions are for local currency denominated business which reflects the largest proportion of the in-force business.

iv	The risk discount rate for Malaysia reflects both the Malaysia life and Takaful operations.

v	The mean equity return assumptions for the most significant equity holdings in the Asian operations were:

	30 Jun	30 Jun	31 Dec
	2011	2010	2010
	%	%	%
Hong Kong	7.2	7.0	7.3
Malaysia	10.0	11.7	10.0
Singapore	8.35	10.7	8.7

          To obtain the mean, an average over all simulations of the accumulated return at the end of the projection period is calculated. The annual average return is then calculated by taking the root of the average accumulated return minus 1.

US operations	30 Jun	30 Jun	31 Dec
	2011	2010	2010
	%	%	%
Assumed new business spread margins:note iii
Fixed Annuity business*note i	1.9	2.0	2.0
Fixed Index Annuity business	2.5	2.5	2.5

Risk discount rate:
Variable annuity	7.8	7.5	7.8
Non-variable annuity	5.5	5.3	5.6
Weighted average total:note ii
New business	7.7	7.2	7.6
In force	7.0	6.4	6.9
US 10-year treasury bond rate at end of period	3.2	3.0	3.3
Pre-tax expected long-term nominal rate of return for US equities	7.2	7.0	7.3
Expected long-term rate of inflation	2.5	1.8	2.3

*    including the proportion of variable annuity business invested in the general account

Notes

i
For new business issuances in half year 2011, the assumed spread margin for fixed annuities and for the proportion of variable annuity business invested in the general account of 1.9 per cent (half year 2010 and full year 2010: 2.0 per cent) applies from inception for all durations. For half year 2011 the assumed spread reflects the combined effects of net annualised yields on new assets of 4.55 per cent and crediting rates.

ii
The weighted average risk discount rates reflect the mix of business between variable annuity and non-variable annuity business. The increase in the weighted average risk discount rates from full year 2010 to half year 2011 primarily reflects a change in the product mix with the half year 2011 results seeing an increase in the proportion of new and in-force business arising from Variable Annuity business. In the event that US 10-year treasury rates increase, the altered embedded value results would reflect a lower contribution from fixed annuity business and a partially offsetting increase for variable annuity business as the projected earned rate, as well as the discount rate, would increase for this type of business.

iii	Credit risk treatment

The projected cash flows incorporate the expected long-term spread between the earned rate and the rate credited to policyholders. The projected earned rates reflect book value yields which are adjusted over time to reflect projected reinvestment rates. Positive net cash flows are assumed to be reinvested in a mix of corporate bonds, commercial mortgages and limited partnerships. The yield on those assets is assumed to grade from the current level to a yield that allows for a long-term assumed credit spread on the reinvested assets of 1.25 per cent over 10 years. The expected new business spread margins are determined after allowing for a Risk Margin Reserve (RMR) allowance for half year 2011 of 25 bps (half year 2010: 25 bps, full year 2010: 26 bps) for longer-term defaults as described in note 1b(iii). The RMR of 25 bps represents the allowance, as at the valuation applied in the cash flow projections of the value of the in-force business.

In the event that longer-term default levels are higher, then unlike for UK annuity business where policyholder benefits are not changeable, Jackson has some discretion to adjust crediting rates, subject to contract guarantee levels and general market competition considerations.

 For US operations , the risk discount rates shown above include an additional allowance for a combination of credit risk premium and short-term downgrade and default allowance for general account business of 150 basis points and for variable annuity business of 30 basis points to reflect the fact that a proportion of the variable annuity business is allocated to the general account (as described in note 1b(iii)).

	30 Jun	30 Jun	31 Dec
	2011	2010	2010
UK insurance operationsnote iv	%	%	%
Shareholder-backed annuity business:
Risk discount rate:notes i,iv
New business	7.35	7.3	7.3
In force	9.9	9.6	9.9
Pre-tax expected long-term nominal rate of return for shareholder-backed annuity business: note iii
Fixed annuities:
New business	5.2	5.0	4.9
In-force	5.1	5.1	5.1
Inflation-linked annuities:
New business	5.0	5.1	5.1
In-force	5.4	5.5	5.2
Other business:
Risk discount rate:notes ii,iv
New business	7.0	6.6	6.9
In force	7.1	6.8	7.0
Pre-tax expected long-term nominal rates of investment return:
UK equities	8.0	8.0	8.0
Overseas equities	7.2 to 10.1	7.0 to 10.1	7.3 to 10.2
Property	6.8	6.2	6.7
Gilts	4.0	4.0	4.0
Corporate bondsnote iv	5.6	5.6	5.7
Expected long-term rate of inflation	3.7	3.5	3.55
Post-tax expected long-term nominal rate of return for the PAC with-profits fund:
Pension business (where no tax applies)	6.6	6.5	6.7
Life business	5.8	5.7	5.9

Notes
i	The risk discount rate applied to shareholder-backed annuity business has been determined after allowing for credit risk as detailed in note iv below.

ii	The risk discount rates for new business and business in force for UK insurance operations other than shareholder-backed annuities reflect weighted rates based on the type of business.

iii	The pre-tax rates of return for shareholder-backed annuity business are based on the gross redemption yield on the backing assets net of a best estimate allowance for future defaults.

iv	Credit spread treatment
For with-profits business, the embedded value reflects the discounted value of future shareholder transfers. These transfers are directly affected by the level of projected rates of return on investments, including debt securities. The assumed earned rate for with-profit holdings of corporate bonds is defined as the risk-free rate plus an assessment of the long-term spread over gilts, net of expected long-term defaults. This approach is similar to that applied for equities and properties for which the projected earned rate is defined as the risk-free rate plus a long-term risk premium.
For UK shareholder-backed annuity business, different dynamics apply both in terms of the nature of the business and the EEV methodology applied. For this type of business the assets are generally held to maturity to match long duration liabilities. It is therefore appropriate under EEV methodology to include a liquidity premium in the economic basis used. The appropriate EEV risk discount rate is set in order to equate the EEV with a 'market consistent embedded value' including liquidity premium. The liquidity premium in the 'market consistent embedded value' is derived from the yield on the assets held after deducting an appropriate allowance for credit risk. The risk discount rate in EEV reflects the excess of the total allowance for credit risk over the best estimate default assumptions. For Prudential Retirement Income Limited (PRIL), which has approximately 90 per cent of UK shareholder-backed annuity business, the allowance for credit risk for the in-force business at 30 June 2011 is made up of:

a
16 basis points for fixed annuities and 15 basis points for inflation-linked annuities in respect of long-term expected defaults. This is derived by applying Moody's data from 1970 to 2009 uplifted by between 100 per cent (B) and 200 per cent (AAA) according to credit rating, to the asset portfolios.

b
11 basis points for fixed annuities and 10 basis points for inflation-linked annuities in respect of long-term credit risk premium for the potential volatility in default levels. This is derived by applying the 95th worst percentile from Moody's data from 1970 to 2009, to the asset portfolios.

c
42 basis points for fixed annuities and 39 basis points for inflation-linked annuities in respect of additional short-term credit risk, reflecting short-term credit rating downgrades and defaults in excess of the long-term assumptions. This element of the overall credit assumption has not been derived by reference to credit spreads: rather it reflects events in the period, namely the impact of credit migration, the decision not to release favourable default experience, asset trading and the addition of higher credit quality new business assets (compared to the in-force portfolio).

The credit assumptions used and the residual liquidity premium element of the bond spread over swap rates is as follows:

	Half year	Half year	Full year
	2011	2010	2010
New businessnote 1	bps	bps	bps
Bond spread over swap rates	130	110	117
Total credit risk allowancenote 2	36	37	38
Liquidity premium	94	73	79

	Half year	Half year	Full year
	2011	2010	2010
In-force business	bps	bps	bps
Bond spread over swap rates	151	173	160
Credit risk allowance
Long-term expected defaults	16	17	16
Long-term credit risk premium	10	11	10
Short-term allowance for credit risk	41	39	42
Total credit risk allowancenote 2	67	67	68
Liquidity premium	84	106	92

Notes

1 The new business liquidity premium is based on the weighted average of the point of sale liquidity premium.

2    Specific assets are allocated to the new business for the period with the appropriate allowance for credit risk which was 36 basis points (half year 2010: 37 bps; full year 2010: 38 bps). The reduced allowance for new business in comparison to that for the in-force book reflects the assets held and other factors that influence the necessary level of provision.

       The overall allowance for credit risk is prudent by comparison with historic rates of default and would be sufficient to withstand a wide range of extreme credit events over the expected lifetime of the annuity business.

Stochastic assumptions
The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described above. Assumptions specific to the stochastic calculations, such as the volatilities of asset returns, reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of longer-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes.
      Details are given below of the key characteristics and calibrations of each model.

Asian operations

•     The same asset return models as used in the UK, appropriately calibrated, have been used for the Asian operations as described for UK insurance operations below. The principal asset classes are government and corporate bonds. Equity holdings are much lower than in the UK whilst property holdings do not represent a significant investment asset.

• The stochastic cost of guarantees is primarily only of significance for the Hong Kong, Korea, Malaysia and Singapore operations.

•     The mean stochastic returns are consistent with the mean deterministic returns for each country. The expected volatility of equity returns for all periods ranges from 18 per cent to 35 per cent, and the volatility of government bond yields ranges for half year 2011 from 0.9 per cent to 2.4 per cent (half year 2010: 1.3 per cent to 2.4 per cent, full year 2010: 0.9 per cent to 2.4 per cent).

US operations (Jackson)
• Interest rates are projected using a log-normal generator calibrated to the market yield curve at the valuation date;
• Corporate bond returns are based on Treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality; and

•     Variable annuity equity returns and bond interest rates have been stochastically generated using a log-normal model with parameters determined by reference to historical data. The volatility of equity fund returns for half year 2011 ranges  from 19.0 per cent to 32.3 per cent, (half year 2010: 18.6 per cent to 28.1 per cent, full year 2010:19.0 per cent to 32.1 per cent) depending on the risk class and the class of equity, and the standard deviation of interest rates ranges from 2.0 per cent to 2.4 per cent (half year 2010: 1.4 per cent to 1.6 per cent, full year 2010: 2.0 per cent to 2.4 per cent).

UK insurance operations
• Interest rates are projected using a two-factor model calibrated to the initial market yield curve;
• The risk premium on equity assets is assumed to follow a log-normal distribution;
• The corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process; and

•     Property returns are modelled in a similar fashion to corporate bonds, namely as the return on a riskless bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents.

Mean returns have been derived as the annualised arithmetic average return across all simulations and durations.
      For each projection year, standard deviations have been calculated by taking the square root of the annualised variance of the returns over all the simulations. These have been averaged over all durations in the projection. For equity and property, the standard deviations relate to the total return on these assets. The standard deviations applied for all periods are as follows:

%
Equities:
UK	18.0
Overseas	18.0
Property	15.0

b Demographic assumptions
Persistency, mortality and morbidity assumptions are based on an analysis of recent experience but also reflect expected future experience. Where relevant, when calculating the time value of financial options and guarantees, policyholder withdrawal rates vary in line with the emerging investment conditions according to management's expectations.

c Expense assumptions
Expense levels, including those of service companies that support the Group's long-term business operations, are based on internal expense analysis investigations and are appropriately allocated to acquisition of new business and renewal of in-force business. Exceptional expenses are identified and reported separately. It is Prudential's policy not to take credit for future cost reduction programmes until the savings have been delivered.
      For Asian life operations, the expenses comprise costs borne directly and recharged costs from the Asia Regional Head Office, that are attributable to covered business. The assumed future expenses for these operations also include projections of these future recharges.
      Expenditure of the Regional Head Office that is not allocated to the covered business or asset management operations is charged as incurred. These costs are primarily for corporate related activities. Development expenses are also charged as incurred.
      Corporate expenditure for Group Head Office, to the extent not allocated to the PAC with-profits funds, together with Solvency II implementation and restructuring costs, are charged to EEV basis results as incurred.

d Taxation and other legislation
Current taxation and other legislation have been assumed to continue unaltered except where changes have been announced and substantively enacted in the period.

Total insurance and investment products new businessnotes i, iv

	Single			Regular			Annual premium and contribution equivalents (APE)			Present value of new business premiums (PVNBP)
	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year
	2011	2010	2010	2011	2010	2010	2011	2010	2010	2011	2010	2010
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Group insurance
operations
Asia- ex Indianote iii	636	398	1,019	632	554	1,211	696	594	1,313	3,690	2,987	6,911
India	108	32	85	36	116	180	47	119	188	249	329	582
Asia	744	430	1,104	668	670	1,391	743	713	1,501	3,939	3,316	7,493
US	6,615	5,493	11,417	10	11	22	672	560	1,164	6,689	5,569	11,572
UK	2,520	2,438	5,656	157	138	254	409	382	820	3,264	3,081	6,842
Group total	9,879	8,361	18,177	835	819	1,667	1,824	1,655	3,485	13,892	11,966	25,907
Group total
- ex Indianote iii	9,771	8,329	18,092	799	703	1,487	1,777	1,536	3,297	13,643	11,637	25,325
Asian insurance
operations
Hong Kong	76	31	107	143	127	276	151	130	287	883	746	1,693
Indonesia	85	39	141	150	125	269	158	129	283	573	464	1,011
Malaysia	42	20	58	87	75	198	91	77	204	526	406	1,153
Philippines	49	23	64	9	8	17	14	10	23	73	42	108
Singapore	173	147	318	86	60	143	103	75	175	778	573	1,357
Thailand	5	8	15	10	12	25	11	13	26	42	45	100
Vietnam	-	-	1	19	18	41	19	18	41	65	65	148
SE Asian operations inc. Hong Kong	430	268	704	504	425	969	547	452	1,039	2,940	2,341	5,570
China (Group's 50% interest)	35	60	103	31	21	48	35	27	58	173	161	336
Korea	44	24	66	51	43	89	55	45	96	292	226	486
Taiwan	127	46	146	46	65	105	59	70	120	285	259	519
Total Asian operations - ex India	636	398	1,019	632	554	1,211	696	594	1,313	3,690	2,987	6,911
India	108	32	85	36	116	180	47	119	188	249	329	582
Total Asian operations	744	430	1,104	668	670	1,391	743	713	1,501	3,939	3,316	7,493
US insurance
operations
Fixed annuities	229	416	836	-	-	-	23	42	84	229	416	836
Fixed index annuities	415	600	1,089	-	-	-	42	60	109	415	600	1,089
Life	6	5	11	10	11	22	11	11	23	80	81	166
Variable annuities	5,892	4,472	9,481	-	-	-	589	447	948	5,892	4,472	9,481
Wholesale	73	-	-	-	-	-	7	-	-	73	-	-
Total US insurance
operations	6,615	5,493	11,417	10	11	22	672	560	1,164	6,689	5,569	11,572
UK and Europe
insurance operations
Direct and partnership
annuities	184	362	593	-	-	-	18	36	59	184	362	593
Intermediated annuities	117	119	221	-	-	-	12	12	22	117	119	221
Internal vesting
annuities	561	637	1,235	-	-	-	56	64	124	561	637	1,235
Total individual
annuities	862	1,118	2,049	-	-	-	86	112	205	862	1,118	2,049
Corporate pensions	121	159	228	135	106	198	147	122	221	750	613	1,099
Onshore bonds	835	688	1,660	-	-	-	84	69	166	836	689	1,660
Other products	421	462	774	22	32	56	64	78	133	535	650	1,089
Wholesalenote v	281	11	945	-	-	-	28	1	95	281	11	945
Total UK and Europe
insurance operations	2,520	2,438	5,656	157	138	254	409	382	820	3,264	3,081	6,842
Group Totalnote iii	9,879	8,361	18,177	835	819	1,667	1,824	1,655	3,485	13,892	11,966	25,907
Group total
- ex Indianote iii	9,771	8,329	18,092	799	703	1,487	1,777	1,536	3,297	13,643	11,637	25,325

Investment products - funds under management notes ii, iv

	2011 half year £m
	1 Jan 2011	Market gross inflows	Redemptions	Market exchange translation and other movements	30 Jun 2011
Asian operations	22,048	39,477	(39,106)	(553)	21,866
US operations	-	-	-	-	-
UK operations	89,326	13,390	(10,468)	1,102	93,350
Group total	111,374	52,867	(49,574)	549	115,216

	2010 half year £m
	1 Jan 2010	Market gross inflows	Redemptions	Market exchange translation and other movements	30 Jun 2010
Asian operations	19,474	37,983	(38,281)	1,169	20,345
US operations	-	-	-	-	-
UK operations	70,306	13,372	(8,698)	690	75,670
Group total	89,780	51,355	(46,979)	1,859	96,015

Notes
i
The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

 Annual Premiums Equivalents (APE) are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts and are subject to roundings. The Present Value of New Business Premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.  New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions (DWP) rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

New business premiums reflect those premiums attaching to covered business, including premiums for contracts classified as investment products for IFRS basis reporting.

 The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in Part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

 The details shown above for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

ii
Investment products referred to in the tables for funds under management above are unit trust, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as 'investment contracts' under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

iii	The tables above exclude new business sales for the Group's Japanese insurance subsidiary, which ceased selling new business with effect from 15 February 2010.

iv
New business and market gross inflows and redemptions have been translated at an average exchange rate for the period applicable. Funds under management at points in time are translated at the exchange rate applicable at those dates.

v	UK wholesale sales for full year 2010 include amounts for a bulk annuity buy-in insurance agreement with an APE of £88 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 05 August 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Clive Burns

Clive Burns
Head of Group Secretariat